      As filed with the Securities and Exchange Commission on February 22, 2002.
                                            Registration Statement No. 333-_____

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                          RACING CHAMPIONS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)
                              --------------------
                 DELAWARE                               36-4088307
      (State or Other Jurisdiction of                (I.R.S. Employer
      Incorporation or Organization)              Identification Number)
                               800 ROOSEVELT ROAD
                              BUILDING C, SUITE 320
                           GLEN ELLYN, ILLINOIS 60137
                                 (630) 790-3507
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                                 ROBERT E. DODS
                             CHIEF EXECUTIVE OFFICER
                          RACING CHAMPIONS CORPORATION
                               800 ROOSEVELT ROAD
                              BUILDING C, SUITE 320
                           GLEN ELLYN, ILLINOIS 60137
                            TELEPHONE (630) 790-3507
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
               of Agent for Service) Copies of communications to:

              JAMES M. BEDORE                             THOMAS J. MURPHY
     REINHART BOERNER VAN DEUREN S.C.                 MCDERMOTT, WILL & EMERY
    1000 NORTH WATER STREET, SUITE 2100                227 WEST MONROE STREET
        MILWAUKEE, WISCONSIN 53202                  CHICAGO, ILLINOIS 60606-5096
              (414) 298-1000                               (312) 372-2000


                        --------------------------------
                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
              SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE
                 EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

         If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

========================= ==================== ==================== ==================== ====================
                                                PROPOSED PROPOSED
                                                 MAXIMUM MAXIMUM
    TITLE OF SHARES             AMOUNT              OFFERING             AGGREGATE            AMOUNT OF
         TO BE                   TO BE                PRICE              OFFERING           REGISTRATION
       REGISTERED           REGISTERED (1)        PER SHARE (2)          PRICE (2)               FEE
------------------------- -------------------- -------------------- -------------------- --------------------
COMMON STOCK, PAR VALUE
$0.01 PER SHARE               5,175,000               $14.29            $73,950,750            $6,804
========================= ==================== ==================== ==================== ====================

(1) INCLUDES 675,000 SHARES OF COMMON STOCK WHICH THE UNDERWRITERS HAVE AN OPTION TO PURCHASE TO COVER OVER-ALLOTMENTS, IF ANY.
(2) ESTIMATED SOLELY FOR THE PURPOSE OF CALCULATING THE REGISTRATION FEE IN ACCORDANCE WITH RULE 457(C) BASED UPON THE AVERAGE OF THE HIGH AND LOW TRADING PRICES OF THE COMMON STOCK, AS REPORTED ON THE NASDAQ SMALLCAP MARKET ON FEBRUARY 21, 2002.

                              --------------------
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


PROSPECTUS

                    SUBJECT TO COMPLETION, FEBRUARY 22, 2002


                                      LOGO


                        4,500,000 SHARES OF COMMON STOCK
                              --------------------

     We are offering 1,500,000 shares and the selling stockholders identified in this prospectus are offering 3,000,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

     Our common stock is listed on the Nasdaq [National Market] under the symbol "RACN." On ___________, 2002, the last reported sale price of our common stock on the Nasdaq [National Market] was $_______ per share.

     THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                PER SHARE           TOTAL
                                                ---------     -----------------
Public offering price...........................  $                $
Underwriting discount...........................
Proceeds to us..................................
Proceeds to the selling stockholders............

     The underwriters have a 30-day option to purchase up to 675,000 additional shares from certain of the selling stockholders on the same terms set forth above to cover over-allotments.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              --------------------

ROBERT W. BAIRD & CO.

                            A.G. EDWARDS & SONS, INC.

                                                          GERARD KLAUER MATTISON

_______________, 2002

                           EDGAR GRAPHICS DESCRIPTION


1. Graphics on 8 1/2" by 11" inside front cover page containing (beginning from top left to right) - Racing Champions Ertl Logo, six photos of Racing Champions Ertl products in a honeycomb design and the Racing Champions Ertl Logo in a honeycomb design

2.  Graphics on 15" by 11" inside front cover fold-out page containing -
    a) a heading on the top right section "Foundations for Growth"
    b) printing on the top left section "Mission Statement: Our strategy is to be first to market with innovative collectibles and toys targeted at males of all ages."
    c) five boxes of product pictures and logos from each of the five Racing Champions Ertl product categories arranged on the right top and bottom, left top and bottom and middle bottom sections
    d) five honeycombs with photos of products encircling the Racing Champions Ertl logo in the middle top section

3.  Graphics on 8 1/2" by 11" inside back cover page containing -
    a) A heading on the top of the page
    b) 13 company brand logos in an 1 1/2 column on the left
    c) 13 photos of products in a honeycomb design in the center section
    d) 15 licensing partner logos in the 2" column on the right

                                TABLE OF CONTENTS


                                                  Page                                                     Page
                                                  ----                                                     ----
Summary......................................      1         Business................................      26
Risk Factors.................................      7         Management..............................      35
Special Note Regarding Forward-Looking                       Principal and Selling Stockholders......      38
     Statements..............................     12         Underwriting............................      40
Use of Proceeds..............................     13         Legal Matters...........................      42
Price Range of Common Stock..................     13         Experts.................................      42
Capitalization...............................     14         Where You Can Find More
Selected Consolidated Financial Data.........     15           Information about Us..................      42
Management's Discussion and Analysis of                      Index to Consolidated
     Financial Condition and Results of                        Financial Statements..................      F-1
     Operations..............................     17


     YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR THE OTHER INFORMATION WE HAVE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS.

     Concurrent with the completion of this offering, we plan to change our name to Racing Champions Ertl Corporation by merging a wholly owned subsidiary with that name into us.

     As used in this prospectus, the terms "we," "us," "our" and "Racing Champions Ertl" mean Racing Champions Corporation and its subsidiaries, unless the context indicates another meaning, and the term "common stock" means our common stock, par value $0.01 per share. Our fiscal year ends December 31.

     The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or about __________, 2002 against payment in immediately available funds.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                     SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in or incorporated by reference into this prospectus, including our consolidated financial statements and the notes to those statements, before making an investment decision.

                        RACING CHAMPIONS ERTL CORPORATION

     We are a leading producer and marketer of innovative collectibles and toys targeted at males of all ages. Our diverse product offering includes scaled die-cast replicas of John Deere agricultural equipment and NASCAR stock cars, other licensed vehicle replicas, pre-teen toys, sports trading cards, racing apparel and souvenirs, and collectible figures. These products are sold under our market-focused brand names, including Racing Champions(R), Ertl(R), American Muscle(TM), AMT(R), W. Britain(R) and Press Pass(R). We reinforce our brands and enhance the authenticity of our products by linking them with highly recognized licensed properties. Our products are marketed through multiple channels of distribution, including mass retailers and specialty and hobby wholesalers and retailers, as well as OEM dealers such as the John Deere dealer network, and to corporate accounts for promotional purposes. We sell through more than 20,000 retail outlets located in North America, Europe and Asia Pacific.

     In April 1999, we acquired The Ertl Company, a long-standing producer of collectibles and toys, for $94.6 million in cash. Through 2000, we focused on integrating Ertl's operations with ours, which significantly broadened our product lines, expanded our channels of distribution and improved our profitability and cash flow. As a result, we are a stronger and more diverse company. In 2001, our net sales were $203.2 million, our operating income was $32.5 million, which represented an operating margin of 16.0%, and our net income per diluted share was $1.00. From our highest debt level after the Ertl acquisition closed, we have reduced our bank debt by $84.3 million to $62.0 million as of December 31, 2001. The following charts depict our 2001 net sales by product category, license type and distribution channel.

     PRODUCT CATEGORIES          LICENSE TYPES                  DISTRIBUTION CHANNELS
          [GRAPH]                   [GRAPH]                             [GRAPH]
Automotive, High                Agricultural OEMs         33%    Mass Retail                      41%
  Performance &                 Racing - NASCAR                  Specialty & Hobby Wholesalers
  Racing Vehicle Replicas  39%     & NHRA                 24%      & Retailers                    24%
Agricultural, Construction      Automotive OEMs           18%    OEM Dealers                      18%
  & Outdoor Sports              Entertainment Properties  13%    Corporate Promotional            12%
  Vehicle Replicas         31%  Outdoor Sports OEMs        4%    Direct to Consumers               5%
Pre-Teen Vehicles &             Other                      8%
  Role Play Activity Toys  16%
Trading Cards & Racing
  Apparel & Souvenirs      12%
Collectible Figures         2%

     Our mission is to be the first to market with innovative collectibles and toys targeted at males of all ages. We focus on markets with repeat purchase patterns in which we can be a leader and establish a brand or licensing advantage. A key element of our strategy is to identify product or licensing opportunities in market segments where significant consumer enthusiasm exists. We capitalize on these opportunities by securing licenses and developing innovative, branded products that appeal to our consumers' passions. Our target markets include a wide range of age groups with the majority of our products purchased and used by adult consumers. Because we market to a more mature audience using well-established licenses and brand names, we believe our products are less impacted by market fads.

                            OUR COMPETITIVE STRENGTHS

     We differentiate ourselves through our competitive strengths, which include the following:

- USER KNOWLEDGE AND MARKET TIMING. We have an intimate understanding of the markets we serve. Each of our integrated development teams focuses exclusively on a specific end user group, which allows us to better understand the unique preferences of our target markets. Each development team consists of design, marketing and sales personnel and is responsible for new product development and brand positioning based on timely consumer research and close interaction with end users. As a result of our market insight, we believe we have a first to market advantage in developing and marketing successful products.

- SPEED TO MARKET. We are an industry leader in bringing new products to market rapidly and efficiently. Our speed to market is enhanced by the integration of our development and engineering teams with the operations of our independent, dedicated suppliers. For example, our speed to market was a key consideration in DaimlerChrysler awarding us a contract to produce die-cast replicas of its 2002 concept and show cars in time for their debut at the North American International Auto Show in January 2002. We also eliminate significant tooling time by utilizing our extensive library of die-cast molds.

- DEDICATED AND INTEGRATED SUPPLIERS. The majority of our products are manufactured by four independently owned China-based suppliers. These suppliers are integrated with our development and engineering teams, are dedicated to producing only our products and provide us with highly flexible, reliable production. As a result, we are able to bring products to market quickly and adjust production based on changing market conditions and product demand.

- MULTIPLE AND ESTABLISHED CHANNELS OF DISTRIBUTION. We market our products through multiple channels of distribution, with our largest channel, mass retail, accounting for 40.8% of our net sales in 2001. In addition to our established presence with mass and specialty retailers, we have leading positions in important alternative distribution channels. For example, we are considered a premier partner for OEM dealer networks such as the John Deere dealer network and corporate promotional accounts. Our leading position in multiple distribution channels enhances our ability to secure additional licenses, extends the reach of our products to consumers and mitigates the risk of concentration by channel or customer.

- WELL-KNOWN BRANDS SUPPORTED BY RESPECTED LICENSES. We have approximately 600 license agreements with partners such as John Deere, Case IH, NASCAR, NHRA, Ford, General Motors, DaimlerChrysler, Polaris, Honda, Texaco and Warner Brothers as well as numerous race teams and drivers. For many of these partners, such as John Deere and NASCAR, we have maintained license agreements for more than 10 years. These licenses reinforce our brands and establish our products' authenticity, credibility and quality.

- DIVERSIFIED PRODUCT CATEGORIES. In 2001, we had four product categories that each accounted for at least 10.0% of our net sales, with no single category accounting for more than 39.0% of our net sales. In addition, our products appeal to consumers of all ages. We believe that this broad diversity of products and end users provides us with a stable platform to introduce new products and grow our business.

- ESTABLISHED AND LOYAL COLLECTOR BASE. We have an established and loyal base of collectors, which is a reliable source of repeat business and market insight. Ertl's John Deere products have been sold to generations of consumers, representing a collecting heritage of over 50 years, and are viewed as the standard for die-cast agricultural equipment replicas. In addition, the Racing Champions brand has developed a loyal following during its 12-year history and is recognized for innovation in the die-cast racing replica category. These brands are recognized as two of the top five most collected brands by a recent Toy Cars & Models reader survey.

                               OUR GROWTH STRATEGY

     We constantly seek opportunities to grow and diversify our business. We believe that we are well positioned to grow our net sales and net income and will continue to leverage our competitive strengths in pursuit of the following growth strategies:

- INTRODUCE INNOVATIVE NEW PRODUCTS. Product innovation is essential to the stability and growth of our business. We continuously develop and bring to market many new products, including both product extensions and new product lines. In 2002, we plan to introduce over 200 new products in our existing product lines and six new product lines, the majority of which are expected to begin shipping in the second half of the year. The six new product lines are:

     - 50th Anniversary Corvette products, which include a series of collectible American Muscle die-cast replicas and AMT model kits, commemorating the history of this renowned American car;

     - Harley-Davidson collectible die-cast motorcycle replicas, a line of Harley-Davidson preschool toys and replicas of the first-ever Harley-Davidson drag racing bike;

     - Hometown Roadway(TM) interlocking wooden track vehicle and building systems based on hometown real-life themes from licensing partners such as John Deere, Harley-Davidson, Texaco, Ford, General Motors and DaimlerChrysler;

     - JoyRide Studios(TM) video game figures and highly detailed vehicles based on license agreements with top video game publishers such as Nintendo, Sega and Electronic Arts;

     - Stackers(TM)interactive building block and track systems that serve as play environments and display cases for 1:64th scale die-cast vehicle replicas; and

     - Dr. Seuss line of highly featured figures and vehicles based on the world famous books from Dr. Seuss.

- ACQUIRE ADDITIONAL LICENSES. We intend to expand our existing relationships with key licensors and develop new licensing partnerships. Our focus will be to secure licenses for new properties that are attractive to our consumers and allow us to expand and enhance our current product offering. For example, we were recently awarded licenses from Harley-Davidson, Nintendo, Sega and Electronic Arts.

- EXPAND DISTRIBUTION CHANNELS. We continuously evaluate opportunities to diversify into new outlets in our distribution channels. In 2001, we targeted outdoor sports enthusiasts through catalogs and retail sporting goods stores with our new Outdoor Sportsman brand. In 2002, with the introduction of JoyRide Studios, we plan to sell through electronics and video game "superstores" such as Best Buy, Circuit City and Electronics Boutique. Additionally, we expect our new Harley-Davidson product line to expand our OEM dealers channel. Finally, we intend to expand our presence in several international markets, including the United Kingdom, Europe, Japan and China, where many of our licensed properties enjoy significant recognition.

- PURSUE STRATEGIC ACQUISITIONS. We have grown through strategic acquisitions and have successfully integrated acquired businesses with our operations. We intend to pursue acquisitions that are consistent with our mission and enable us to leverage our competitive strengths. We believe that our current infrastructure and our operating discipline can facilitate significant growth through acquisitions without a proportionate increase in operating expenses.

- FURTHER IMPROVE PROFITABILITY. We intend to maintain our focus on production and operating efficiencies by further managing product costs and streamlining our product development process. We have implemented various cost control initiatives and are favorably positioned to leverage our fixed operating costs. In addition, we expect to incur lower interest costs due to our significantly reduced debt levels. We believe these initiatives will improve our profitability.

                                   OUR OFFICES

     Our principal executive offices are located at 800 Roosevelt Road, Building C, Suite 320, Glen Ellyn, Illinois 60137 and our telephone number is (630) 790-3507. We maintain our corporate website at www.rcertl.com. Information on our website is not part of this prospectus.

                                  THE OFFERING

Common stock offered by Racing Champions Ertl.........1,500,000 shares

Common stock offered by the selling stockholders......3,000,000 shares

Total common stock offered............................4,500,000 shares

Common stock to be outstanding after this offering....____________ shares

Use of proceeds.......................................To repay outstanding debt and for general corporate
                                                      purposes, including
                                                      working capital.  We will
                                                      not receive any proceeds
                                                      from the sale of shares by
                                                      the selling stockholders.

Nasdaq [National Market] symbol.......................RACN

     Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

     The number of shares of common stock to be outstanding after this offering excludes:

- 1,666,820 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $6.17 per share as of _________________, 2002;

- 333,834 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $14.30 per share as of _________________, 2002; and

- 52,020 shares of common stock reserved for future grants under our stock incentive plan as of _________________, 2002.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

                                                            YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                     1999             2000             2001
                                                  -----------     -----------       -----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales.................................           $231,360        $214,806          $203,248
Cost of sales (1).........................            132,683         116,328            99,481
                                                  -----------     -----------       -----------
   Gross profit...........................             98,677          98,478           103,767
Selling, general and administrative expenses           79,762          71,636            67,853
(1)(2)....................................
Restructuring and other charges (3).......              6,400               -                 -
Amortization of goodwill and other assets.              3,543           3,795             3,376
                                                  -----------     -----------       -----------
   Operating income.......................              8,972          23,047            32,538
Interest expense, net.....................              7,650          11,375             6,470
Other expense (income)....................               (105)            662               277
                                                  -----------     -----------       -----------
   Income before income taxes.............              1,427          11,010            25,791
Income tax expense........................                892           5,120            10,668
                                                  -----------     -----------       -----------
   Net income.............................               $535          $5,890           $15,123
                                                  ===========     ===========       ===========
Net income per share:
   Basic..................................              $0.03           $0.40             $1.03
   Diluted................................               0.03            0.39              1.00
Weighted average shares outstanding:
   Basic..................................             16,249          14,827            14,663
   Diluted................................             16,588          15,085            15,159


                                                                       AS OF DECEMBER 31, 2001
                                                                  -----------------------------
                                                                     ACTUAL        AS ADJUSTED(4)
                                                                  -----------       -----------
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.........................                           $26,392
  Total assets............................                           235,523
  Total debt..............................                            62,000
  Total stockholders' equity..............                           117,761


--------------------------
(1) Depreciation expense was approximately $7.5 million, $9.6 million and $9.2 million for 1999, 2000 and 2001, respectively.
(2) Selling, general and administrative expenses for 2000 include a charge of $2.5 million related to minimum guaranteed royalty payments on NASCAR-related licensing agreements, which exceeded royalties earned on product sales.
(3) Restructuring and other charges relate to the integration of The Ertl Company, Inc.
(4)  The "As Adjusted" balance sheet data give effect to our sale of 1,500,000
     shares of common stock at an assumed public offering price of $       per
     share, our receipt of the net proceeds from the sale of those shares, after deducting the underwriting discount and estimated offering expenses payable by us, and the use of the net proceeds to repay a portion of our outstanding indebtedness.

                                  RISK FACTORS

     Before purchasing our common stock, you should carefully consider the following risk factors and the other information contained in or incorporated by reference into this prospectus.

RISKS RELATED TO OUR BUSINESS

OUR NET SALES AND PROFITABILITY DEPEND ON OUR ABILITY TO CONTINUE TO CONCEIVE, DESIGN AND MARKET COLLECTIBLES AND TOYS THAT APPEAL TO CONSUMERS.

     The introduction of new products is critical in our industry and to our growth strategy. Our business depends on our ability to continue to conceive, design and market new products and upon continuing market acceptance of our product offering. Rapidly changing consumer preferences and trends make it difficult to predict how long consumer demand for our existing products will continue or what new products will be successful. Our current products may not continue to be popular or new products we introduce may not achieve adequate consumer acceptance for us to recover development, manufacturing, marketing and other costs. A decline in consumer demand for our products, our failure to develop new products on a timely basis in anticipation of changing consumer preferences or the failure of our new products to achieve and sustain consumer acceptance could reduce our net sales and profitability.

COMPETITION FOR LICENSES COULD INCREASE OUR LICENSING COSTS OR LIMIT OUR ABILITY TO MARKET PRODUCTS.

     We market virtually all of our products under licenses from other parties. These licenses are generally limited in scope and duration and generally authorize the sale of specific licensed products on a nonexclusive basis. Our license agreements often require us to make minimum guaranteed royalty payments that may exceed the amount we are able to generate from actual sales of the licensed products. Any termination of our significant licenses, or any inability to develop and enter into new licenses, could limit our ability to market our products or develop new products. Competition for licenses could require us to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain or retain attractive licenses. In addition, licenses granted to other parties, whether or not exclusive, could limit our ability to market products, including products we currently market. If we cannot retain and obtain the necessary licenses for our existing and future products, our business will suffer.

COMPETITION IN OUR MARKETS COULD CAUSE OUR BUSINESS TO SUFFER.

     We operate in highly competitive markets. We compete with several larger domestic and foreign companies, such as Mattel, Inc., Hasbro, Inc., Jakks Pacific Inc., Maisto Ltd. and Action Performance Companies, Inc., with private label products sold by many of our retail customers and with other producers of collectibles and toys. Many of our competitors have longer operating histories, greater brand recognition and greater financial, marketing and other resources than we do. In addition, we may face competition from new participants in our markets because the collectible and toy industries have limited barriers to entry. We experience price competition for our products, competition for shelf space at retailers and competition for licenses, all of which may increase in the future. If we cannot compete successfully in the future, our business will suffer.

WE DEPEND ON THE CONTINUING WILLINGNESS OF MASS RETAILERS TO PURCHASE AND PROVIDE SHELF SPACE FOR OUR PRODUCTS.

     In 2001, we sold 40.8% of our products to mass retailers. Our success depends upon the continuing willingness of these retailers to purchase and provide shelf space for our products. We do not have long-term contracts with our customers. In addition, our access to shelf space at retailers may be reduced by store closings, consolidation among these retailers and competition from other products. An adverse change in our relationship with or the financial viability of one or more of our customers could reduce our net sales and profitability.

WE MAY NOT BE ABLE TO COLLECT OUTSTANDING ACCOUNTS RECEIVABLE FROM OUR MAJOR RETAIL CUSTOMERS.

     Many of our retail customers generally purchase large quantities of our products on credit, which may cause a concentration of accounts receivable among some of our largest customers. Our profitability may be harmed if one or more of our largest customers were unable or unwilling to pay these accounts receivable when due or demand credits or other concessions for products they are unable to sell. We only maintain credit insurance for certain of our major customers and the amount of this insurance generally does not cover the total amount of the accounts receivable. Insurance coverage for future sales is subject to reduction or cancellation.

WE RELY ON A LIMITED NUMBER OF FOREIGN SUPPLIERS IN CHINA TO MANUFACTURE A MAJORITY OF OUR PRODUCTS.

     We rely on four independent suppliers in China to manufacture a majority of our products in six factories, five of which are located in close proximity to each other in the Racing Industrial Zone manufacturing complex in China. We have only purchase orders and not long-term contracts with our foreign suppliers. Any difficulties encountered by these suppliers, such as a fire, accident, natural disaster or other disruption, could result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis. The occurrence of any of these events could increase our costs, delay the completion of orders, cause the cancellation of orders, delay the introduction of new products or cause us to miss a selling season applicable to some of our products. In addition, if these suppliers do not continue to exclusively manufacture our products, our product sourcing would be adversely affected. Any of these events would harm our business.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We are subject to a variety of risks associated with changes among the relative values of the U.S. dollar, the Euro, the U.K. pound, the Hong Kong dollar and the Chinese Renminbi. Any material increase in the value of the Hong Kong dollar or the Renminbi relative to the U.S. dollar or the U.K. pound would increase our expenses and therefore could adversely affect our profitability. We are also subject to exchange rate risk relating to transfers of funds denominated in U.K. pounds or Euros from our U.K. subsidiary to the United States. We do not hedge foreign currency risk.

BECAUSE WE RELY ON FOREIGN SUPPLIERS AND WE SELL PRODUCTS IN FOREIGN MARKETS, WE ARE SUSCEPTIBLE TO NUMEROUS INTERNATIONAL BUSINESS RISKS THAT COULD HARM OUR BUSINESS.

     Our international operations subject us to numerous risks, including the following:

-    economic and political instability;
-    restrictive actions by foreign governments;

- greater difficulty enforcing intellectual property rights and weaker laws protecting intellectual property rights;
-    changes in import duties or import or export restrictions;
- complications in complying with the laws and policies of the United States affecting the importation of goods, including duties, quotas and taxes; and
-    complications in complying with trade and foreign tax laws.

Any of these risks could harm our business.

PRODUCT LIABILITY, PRODUCT RECALLS AND OTHER CLAIMS RELATING TO THE USE OF OUR PRODUCTS COULD HARM OUR BUSINESS.

     Because we sell collectibles and toys to consumers, we face product liability risks relating to the use of our products. We also must comply with a variety of product safety and product testing regulations. If we fail to comply with these regulations or if we face product liability claims, we may be subject to damage awards or settlement costs that exceed our insurance coverage and we may incur significant costs in complying with recall requirements. In addition, a number of our licenses may be terminated by the licensor if any products marketed under the license are subject to a product liability claim or recall. Even if a product liability claim is without merit, the claim could harm our business.

TRADEMARK INFRINGEMENT OR OTHER INTELLECTUAL PROPERTY CLAIMS RELATING TO OUR PRODUCTS COULD HARM OUR BUSINESS.

     Our industry is characterized by frequent litigation regarding trademark infringement and other intellectual property rights. We have been a defendant in trademark infringement claims and claims of breach of license from time to time and we may continue to be subject to such claims in the future. The defense of intellectual property litigation is both costly and disruptive of the time and resources of our management even if the claim is without merit. We also may be required to pay substantial damages or settlement costs to resolve intellectual property litigation.

OUR DEBT COVENANTS MAY LIMIT OUR ABILITY TO COMPLETE ACQUISITIONS, INCUR DEBT, MAKE INVESTMENTS, SELL ASSETS, MERGE OR COMPLETE OTHER SIGNIFICANT TRANSACTIONS.

     Our existing and proposed credit agreements include provisions that place limitations on a number of our activities, including our ability to:

-    incur additional debt;
-    create liens on our assets or make guarantees;
-    make certain investments or loans;
-    pay dividends; or
-    dispose of or sell assets or enter into a merger or similar transaction.

     These debt covenants could restrict our business operations.

SALES OF OUR PRODUCTS ARE SEASONAL, WHICH CAUSES OUR OPERATING RESULTS TO VARY FROM QUARTER TO QUARTER.

     Sales of our products are seasonal. Historically, our net sales and profitability have peaked in the third quarter due to the holiday season buying patterns. Seasonal variations in operating results may put a strain on our business, impact our debt levels and cause fluctuations in our stock price.

RISKS RELATED TO OUR COMMON STOCK

THE TRADING PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE AND INVESTORS IN OUR COMMON STOCK MAY EXPERIENCE SUBSTANTIAL LOSSES.

     The trading price of our common stock has been volatile and may continue to be volatile in the future. For example, during 2001 the highest closing price of our common stock was $12.95 per share and the lowest closing price was $1.00 per share. The trading price of our common stock could decline or fluctuate in response to a variety of factors, including:

-    our failure to meet the performance estimates of securities analysts;
- changes in financial estimates of our net sales and operating results or buy/sell recommendations by securities analysts;
- the timing of announcements by us or our competitors concerning significant product developments, acquisitions or financial performance;
-    fluctuation in our quarterly operating results;
-    substantial sales of our common stock;
-    general stock market conditions; or
-    other economic or external factors.

     You may be unable to sell your stock at or above the offering price.

WE MAY FACE FUTURE SECURITIES CLASS ACTION LAWSUITS THAT COULD REQUIRE US TO PAY DAMAGES OR SETTLEMENT COSTS AND OTHERWISE HARM OUR BUSINESS.

     A securities class action lawsuit was filed against us in 2000 following a decline in the trading price of our common stock from $17.00 per share on June 21, 1999 to $6.50 per share on June 28, 1999. We recently settled this lawsuit with a $1.8 million payment, covered by insurance, after incurring legal costs of $1.0 million that were not covered by insurance. Future volatility in the price of our common stock may result in additional securities class action lawsuits against us which may require that we pay substantial damages or settlement costs in excess of our insurance coverage and incur substantial legal costs, and which may divert management's attention and resources from our business.

A LIMITED NUMBER OF OUR STOCKHOLDERS CAN EXERT SIGNIFICANT INFLUENCE OVER US.

     After giving effect to this offering, including the sale of the shares of common stock that the selling stockholders propose to sell in this offering, our executive officers and directors will collectively beneficially own 24.8% of the outstanding shares of our common stock if the over-allotment option granted to the underwriters is not exercised and 20.7% if the over-allotment option is exercised in full. This share ownership would permit these stockholders, if they chose to act together, to exert significant influence over the outcome of stockholder votes, including votes concerning the election of directors, by-law amendments, possible mergers, corporate control contests and other significant corporate transactions.

VARIOUS RESTRICTIONS IN OUR CHARTER DOCUMENTS, DELAWARE LAW AND OUR EXISTING AND PROPOSED CREDIT AGREEMENTS COULD PREVENT OR DELAY A CHANGE OF CONTROL OF US WHICH IS NOT SUPPORTED BY OUR BOARD OF DIRECTORS.

     We are subject to a number of provisions in our charter documents, Delaware law and our existing and proposed credit agreements that may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These anti-takeover provisions include:

- advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings;

- covenants in our existing and proposed credit agreements restricting mergers, asset sales and similar transactions and a provision in our existing and proposed credit agreements that triggers an event of default upon the acquisition by a person or group of persons of beneficial ownership of 33.0% or more of our outstanding common stock; and

- the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law.

                             SPECIAL NOTE REGARDING
                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These statements may be found throughout the prospectus, particularly under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," among others, as well as in the information incorporated by reference into this prospectus. You can identify forward-looking statements by words such as "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," "could," "future" or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and our actual results may differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described under the caption "Risk Factors," elsewhere in this prospectus and in the information incorporated by reference into this prospectus could have an adverse effect on our business, results of operations and financial condition. The forward-looking statements made in this prospectus or incorporated by reference into this prospectus relate only to circumstances as of the date on which the statements are made. We are under no duty to update or revise any forward-looking statements.

                                 USE OF PROCEEDS

     The net proceeds to us from our sale of 1,500,000 shares of common stock are estimated to be approximately $_____ million based on an assumed public offering price of $______ per share, after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

     We intend to use the net proceeds to us of this offering to reduce our outstanding debt under our credit facility and for general corporate purposes, including working capital. Our credit facility matures on April 1, 2003 and, as of _________, 2002, there was a total of $62.0 million outstanding under our credit facility, bearing interest at an average rate of 3.6% per year. We have received commitment letters for a new three-year credit facility that we plan to complete upon the closing of this offering and which will replace our existing credit facility. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Proposed New Credit Facility."

                           PRICE RANGE OF COMMON STOCK

     Our common stock has traded on the Nasdaq [National Market] under the symbol "RACN" since _______, 2002. From May 8, 2000 to ______, 2002, our common stock traded on the Nasdaq SmallCap Market and prior to May 8, 2000 our common stock traded on the Nasdaq National Market. The following table sets forth, for the periods indicated, the range of high and low closing sale prices for our common stock as reported by Nasdaq.


                                                           HIGH         LOW
        2000:
             First Quarter............................    $ 5.00       $ 3.13
             Second Quarter...........................      3.53         1.13
             Third Quarter............................      1.78         0.84
             Fourth Quarter...........................      1.69         0.84

        2001:
             First Quarter............................    $ 3.31       $ 1.00
             Second Quarter...........................      5.20         2.40
             Third Quarter............................      7.50         4.15
             Fourth Quarter...........................     12.95         4.53

        2002:
             First Quarter (through March ___, 2002)..

     On March ____, 2002, the last reported sale price on the Nasdaq [National Market] for our common stock was $__________ per share. As of December 31, 2001, there were approximately 176 holders of record of our common stock. We believe the number of beneficial owners of our common stock on that date was substantially greater.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of December 31, 2001. Our capitalization is presented on an actual basis and on an as adjusted basis. The as adjusted presentation gives effect to our sale of 1,500,000 shares of common stock at an assumed public offering price of $_______ per share, after deducting the underwriting discount and estimated offering expenses payable by us, and the use of a portion of the net proceeds to repay $__________ of indebtedness.

     You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes to those statements and "Selected Consolidated Financial Data."

                                                                               AS OF DECEMBER 31, 2001
                                                                       ----------------------------------------
                                                                           ACTUAL                 AS ADJUSTED
                                                                     ----------------------     ---------------
                                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt:
     Current maturities of term notes...........................        $   16,000                $
                                                                        -----------               -------------
Long-term debt:
     Term notes, less current maturities........................        $   46,000                $

Stockholders' equity:
    Common stock, voting, $0.01 par value; 28,000,000 shares
       authorized, 16,451,508 actual shares issued and
       14,617,408 actual shares outstanding, and
       17,951,508 shares issued and 16,117,408 shares
       outstanding on an as adjusted basis..................                   164                         179
    Stock warrants outstanding..............................                   729                         729
    Additional paid-in capital..............................                89,289
    Accumulated other comprehensive loss....................                 (932)                       (932)
    Retained earnings.......................................                36,341                      36,341
    Treasury stock, at cost, 1,834,100 shares at December
       31, 2001.............................................                (7,830)                     (7,830)
                                                                        -----------               -------------
          Total stockholders' equity........................               117,761
                                                                        -----------               -------------
          Total capitalization..............................            $  163,761                $
                                                                        ==========                =============

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data, which should be read along with our consolidated financial statements and the notes to those statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of income data for the years ended December 31, 1999, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2001 are derived from our audited consolidated financial statements included in this prospectus. The consolidated statement of income data for the years ended December 31, 1997 and 1998 are derived from our audited consolidated financial statements which are not included in this prospectus.

                                                                 YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------------------------------
                                           1997           1998           1999            2000             2001
                                         --------       -----------    -----------    -----------      -----------
CONSOLIDATED STATEMENT OF INCOME                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
DATA:
Net sales............................     $83,745          $156,464       $231,360       $214,806         $203,248
Cost of sales (1)....................      38,642            70,850        132,683        116,328           99,481
                                            ------         --------       --------       --------         --------
   Gross profit......................      45,103            85,614         98,677         98,478          103,767
Selling, general and administrative        29,625            54,302         79,762         71,636           67,853
expenses (1)(2)......................
Other charges (3)....................           -             5,526          6,400              -                -
Amortization of goodwill and other          2,216             2,663          3,543          3,795            3,376
                                         --------       -----------    -----------    -----------      -----------
assets...............................
   Operating income..................      13,262            23,123          8,972         23,047           32,538
Interest expense, net................       5,220             2,751          7,650         11,375            6,470
Other expense (income)...............         200               399           (105)           662              277
                                         --------       -----------    -----------    -----------      -----------
   Income before income taxes........       7,842            19,972          1,427         11,010           25,791
Income tax expense...................       3,306             8,231            892          5,120           10,668
                                         --------       -----------    -----------    -----------      -----------
   Net income from continuing
   operations before extraordinary
   item..............................      $4,536           $11,741           $535         $5,890          $15,123
                                         ========       ===========    ===========    ===========      ===========

Net income from continuing operations
   before extraordinary item per
share:
   Basic.............................      $0.33              $0.73          $0.03          $0.40            $1.03
   Diluted...........................       0.32               0.71           0.03           0.39             1.00
Weighted average shares outstanding:
   Basic.............................      12,279            15,982         16,249         14,827           14,663
   Diluted...........................      12,621            16,426         16,588         15,085           15,159

                                                                                          AS OF DECEMBER 31, 2001
                                                                                          -----------------------
                                                                                         ACTUAL        AS ADJUSTED (4)
                                                                                         ------        ---------------
                                                                                               (IN THOUSANDS)

BALANCE SHEET DATA:
  Working capital...................                                                     $26,392
  Total assets......................                                                     235,523
  Total debt........................                                                      62,000
  Total stockholders' equity........                                                     117,761


------------------------
(1) Depreciation expense was approximately $2.2 million, $3.3 million, $7.5 million, $9.6 million and $9.2 million for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively.
(2) Selling, general and administrative expenses for 2000 include a charge of $2.5 million related to minimum guaranteed royalty payments on NASCAR-related licensing agreements, which exceeded royalties earned on product sales.
(3) Other charges consist of $5.5 million in merger related costs for the year ended December 31, 1998 in connection with the acquisition of Wheels Sports Group, Inc. and $6.4 million in restructuring and other charges for the year ended December 31, 1999 in connection with the integration of The Ertl Company, Inc.
(4) The "As Adjusted" balance sheet data give effect to our sale of 1,500,000 shares of common stock at an assumed public offering price of $ per share, our receipt of the net proceeds from the sale of the shares, after deducting the underwriting discount and estimated offering expenses payable by us, and the use of the net proceeds to repay a portion of our outstanding indebtedness.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading producer and marketer of collectibles and toys targeted at males of all ages. Our products are marketed through multiple channels of distribution and are available at more than 20,000 retail outlets located in North America, Europe and Asia Pacific. Our product categories include (i) automotive, high performance and racing vehicle replicas; (ii) agricultural, construction and outdoor sports vehicle replicas; (iii) pre-teen vehicles and role play activity toys; (iv) sports trading cards and racing apparel and souvenirs; and (v) collectible figures. We market virtually all of our products under licenses from other parties, and we are currently party to approximately 600 license agreements.

     Corporate History. Since our inception in 1989, we have capitalized on the popularity of themed collectibles and toys. We became well-known in the early 1990's for our officially licensed collectible die-cast replicas of popular race cars. We capitalized on our status as a pioneer of this market to become a leading producer of other automotive die-cast replicas. These products were primarily sold in the mass retail channel under our Racing Champions brand.

     On April 30, 1996, an investor group led by Willis Stein & Partners, L.P. and some members of our management consummated a recapitalization transaction in which our foreign and domestic operations were combined. This transaction was accounted for using the purchase method and provided us with a stronger platform to manage our business more effectively.

     Following several years of strong growth, we completed an initial public offering in June 1997. In the offering, we sold approximately 5.4 million shares of common stock and received net proceeds of $68.7 million. This offering provided us with additional capital to grow our business through internal initiatives and acquisitions.

     In June 1998, we acquired Wheel Sports Group, Inc. (subsequently renamed Racing Champions South, Inc.) for 2.7 million shares of our common stock. This transaction was accounted for as a pooling of interests. All financial information is presented as if this transaction had been effected as of the beginning of the earliest reporting period. The purchase of Wheel Sports Group built upon our strength in the racing segment by expanding our product lines to include collectible sports trading cards, souvenirs and apparel.

     In April 1999, we acquired The Ertl Company, Inc. for approximately $94.6 million in cash. This transaction was accounted for using the purchase method and accordingly, the operating results of Ertl have been included in our consolidated financial statements since the date of the acquisition. Ertl is a premier producer and marketer of collectibles and toys focused on agricultural and heavy equipment die-cast vehicle replicas, classic and high performance die-cast vehicle replicas, custom imprint die-cast vehicle replicas, preschool toys, collectible figures and hobby model kits. The combination dynamically transformed us into the company now known as Racing Champions Ertl.

     Integration Initiatives. During 1999 and 2000, we focused on integrating our acquisitions, particularly Ertl. We implemented numerous initiatives to achieve synergies and cost savings from these acquisitions. For example, we:

-    relocated certain tooling and production to China from Mexico;
- combined offices and warehouses in the United States, Hong Kong and China, and eliminated excess facilities;
-    consolidated back-office and support functions and systems;
- simplified the organizational structure, eliminated redundant functions and right-sized facilities across the combined entity; and
-    eliminated unprofitable products and product lines.

     In 2001, we realized significant benefits from the integration, which reduced Ertl's inventory and resulted in increased profitability and cash flow. Our gross margins increased from 42.7% in 1999 to 51.1% in 2001 and our selling, general and administrative expenses declined 14.9%, from $79.8 million in 1999 to $67.9 million in 2001. From our highest debt level after the Ertl acquisition closed, we have reduced our bank debt by $84.3 million to $62.0 million as of December 31, 2001 through our integration initiatives and active working capital management.

     Sales. Our sales are primarily derived from the sale of collectibles and toys and are recognized upon transfer of title of product to our customers. We market our products through a variety of distribution channels, including mass retailers, specialty and hobby wholesalers and retailers, OEM dealers, corporate promotional accounts and direct to consumer. For the years ended December 31, 1999, 2000, and 2001, sales to mass retailers comprised 43.5%, 41.2% and 40.8%, respectively, of our net sales.

     Our products are marketed and distributed in North America, Europe and Asia Pacific. International sales constituted less than 10.0% of our net sales for each of the last three years. We expect international sales to increase over the next several years as we expand our geographic reach. Our net sales have not been materially impacted by foreign currency fluctuations.

     We derive a significant portion of our sales from some of the world's largest retailers and OEM dealers. Our top five customers accounted for 34.1%, 37.4% and 39.0% of our net sales in 1999, 2000 and 2001, respectively. Wal-Mart and the John Deere dealer network, our largest customers, accounted for 15.6% and 14.6% of our net sales in 2001, respectively. Other than Wal-Mart and the John Deere dealer network, no other customer accounted for more than 10.0% of our net sales in 1999, 2000 or 2001.

     We provide customers the option to take delivery of our products either in the United States or the United Kingdom with credit terms ranging from 30 to 120 days or directly in China with payment made by irrevocable letter of credit or wire transfer. Since direct sales from China reduce our distribution and administrative costs, we generally grant price discounts of 15.0% to 25.0% on these sales, which results in lower gross profit margins for these sales compared to sales completed in the United States or the United Kingdom. Therefore, annual fluctuations in the mix of products delivered in the United States or the United Kingdom versus products delivered in China will affect year-to-year comparability of net sales and gross profit margins. However, we believe that our operating income margin is comparable for products delivered in China versus products delivered in the United States or the United Kingdom due to the elimination of distribution and certain administrative costs. For the years ended December 31, 1999, 2000, and 2001, direct sales from China constituted 21.5%, 13.2% and 9.8%, respectively, of our net sales.

     We do not sell our products on consignment and ordinarily accept returns only for defective merchandise. In certain instances, where retailers are unable to resell the quantity of products that they have purchased from us, we may, in accordance with industry practice, assist retailers in selling such excess inventory by offering credits and other price concessions, which are typically evaluated and issued annually. Returns and allowances have ranged from 5.0% to 9.0% of net sales over the last three fiscal years.

     Expenses. Cost of sales primarily consists of purchases of finished products, which accounted for 85.6%, 81.4% and 80.1% of our cost of sales in 1999, 2000 and 2001, respectively. The remainder of our cost of sales includes tooling depreciation, freight-in from the supplier and concept and design expenses. Substantially all of our purchases of finished products are denominated in Hong Kong dollars and, therefore, subject to currency fluctuations. Historically, we have not incurred substantial expense due to currency fluctuations because the Hong Kong government has maintained a policy of linking the U.S. dollar and the Hong Kong dollar since 1983.

     Selling, general and administrative expenses primarily consist of royalties, employee compensation, advertising and marketing expenses, freight-out to customers and sales commissions. Royalties vary by product category and are generally paid on a quarterly basis. Multiple royalties may be paid on a product to various licensors. In 2001, aggregate royalties by product ranged from approximately 2.0% to 20.0% of our selling price. Royalty expense for 2001 was approximately 9.4% of our net sales. Sales commissions range from 1.0% to 10.0% of the net sales price and are paid quarterly to our external sales representative organizations. In 2001, sales subject to commissions represented approximately 32.2% of our net sales and sales commission expense was 1.8% of our net sales.

     Seasonality. We have experienced, and expect to continue to experience, substantial fluctuations in our quarterly net sales and operating results, which is typical of many companies in our industry. Our business is highly seasonal due to high consumer demand for our products during the year-end holiday season. Approximately 58.1% of our net sales over the two years ended December 31, 2001 were generated in the second half of the year. As a result, our investment in working capital, mainly inventory and accounts receivable, is generally highest during the fourth quarter and lowest during the first quarter.

RESULTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------------------
                                                     1999                          2000                    2001
                                          ------------------------      ---------------------     ------------------
                                            AMOUNT        PERCENT         AMOUNT       PERCENT      AMOUNT      PERCENT
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..............................   $ 231,360        100.0%       $ 214,806       100.0%    $ 203,248     100.0%
Cost of sales..........................     132,683        57.3           116,328       54.2         99,481     48.9
                                          ---------      ------         ---------     ------      ---------   ------
      Gross profit.....................      98,677        42.7            98,478       45.8        103,767     51.1
Selling, general and administrative
      expenses.........................      79,762        34.5            71,636       33.3         67,853     33.4
Amortization of goodwill and other
       assets..........................       3,543         1.5             3,795        1.8          3,376      1.7
Restructuring and other charges........       6,400         2.8                 -        0.0              -      0.0
                                          ---------       -----         ---------      -----      ---------    -----
      Operating income.................       8,972         3.9            23,047       10.7         32,538     16.0
Interest expense, net..................       7,650         3.3            11,375        5.3          6,470      3.2
Other expense (income).................        (105)        0.0               662        0.3            277      0.1
                                          ----------      -----         ---------      -----      ---------    -----
      Income before income taxes.......       1,427         0.6            11,010        5.1         25,791     12.7
Income tax expense.....................         892         0.4             5,120        2.4         10,668      5.2
                                          ---------       -----         ---------      -----      ---------    -----
      Net income.......................   $     535         0.2         $   5,890        2.7      $  15,123      7.5
                                          =========       =====         =========      =====      =========      ===

Net income per share:
      Basic............................       $0.03                         $0.40                     $1.03
      Diluted..........................        0.03                          0.39                      1.00
Weighted average shares outstanding:
      Basic............................      16,249                        14,827                    14,663
      Diluted..........................      16,588                        15,085                    15,159


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net Sales. Net sales decreased $11.6 million, or 5.4%, to $203.2 million for 2001 from $214.8 million for 2000. Approximately $7.4 million of the sales decrease was due to fewer sales of low margin inventory liquidation items. Sales in our automotive, high performance and racing vehicle replica category decreased 16.7%. Sales in our agricultural, construction and outdoor sports vehicle replica category decreased 8.6%. The decreased sales in these categories were primarily due to fewer inventory liquidations, a focused effort of SKU reduction and the timing of new releases in 2001. These decreases were partially offset by increased sales of sports trading cards and racing apparel and souvenirs, which increased 48.4%, due to additional trading card releases in 2001 versus 2000, as well as increased sales of our apparel and souvenirs at trackside events. Sales in the pre-teen and role play activity toys category also increased by 6.2%, primarily due to the introduction of new John Deere ride-ons and the Little Muscle product line. Sales in the collectible figures category increased 3.8%, due to the introduction of Outdoor Sportsman collectible figures and increased sales of our W. Britain collectible metal figures.

     Gross Profit. Gross profit increased $5.3 million, or 5.4%, to $103.8 million for 2001 from $98.5 million for 2000. The gross profit margin increased to 51.1% in 2001 from 45.8% in 2000. The increase in the gross profit margin was attributable to realization of a full year's benefit from the integration of Ertl, including better product sourcing, consolidated manufacturing in China and streamlined product development efforts, as well as a reduction in sales of products with lower margins. There were no major changes in the components of cost of sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $3.7 million, or 5.2%, to $67.9 million for 2001 from $71.6 million for 2000. The decrease was due in part to the realization of a full year's benefit from the integration of Ertl and improved control of discretionary expenditures, but was also impacted by the lower sales volume in 2001. In addition, selling, general and administrative expenses for 2000 included a $2.5 million charge related to minimum guaranteed royalty payments on NASCAR-related license agreements, which exceeded royalties earned on product sales. As a percentage of net sales, selling, general and administrative expenses remained relatively constant at 33.4% for 2001 and 33.3% for 2000.

     Operating Income. Operating income increased $9.5 million, or 41.3%, to $32.5 million for 2001 from $23.0 million for 2000. As a percentage of net sales, operating income increased to 16.0% for 2001 from 10.7% for 2000.

     Net Interest Expense. Net interest expense of $6.5 million for 2001 and $11.4 million for 2000 related primarily to bank term loans and a line of credit. The decrease in net interest expense was due to the reduction in average outstanding debt balances and the decrease in interest rates.

     Income Tax. Income tax expense for 2001 and 2000 included provisions for federal, state and foreign income taxes at an effective rate of 41.4% and 46.5%, respectively. The reduction in the effective income tax rate is a result of generating higher income before income taxes while nondeductible items remained comparable.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Net Sales. Net sales decreased $16.6 million, or 7.2%, to $214.8 million for 2000 from $231.4 million for 1999. This decrease was primarily attributable to the decrease in sales of our automotive, high performance and racing vehicle replica category, which decreased 27.4%. Most of this decrease was concentrated in our racing vehicle replica product lines, which decreased 73.8%. Sales in our sports trading cards and racing apparel and souvenirs category also decreased by 34.3%. The decreased sales in these categories were primarily due to reduced purchases of NASCAR-related product by mass retailers and wholesalers. These decreases were partially offset by increases of sales in our pre-teen vehicles and role play activity toys category, which increased by 78.8%, our agricultural, construction and outdoor sports vehicle replicas category, which increased by 26.2%, and our collectible figures category, which increased by 17.5%. Each of these categories benefited from new product extensions and releases in several lines.

     Gross Profit. Gross profit decreased $0.2 million, or 0.2%, to $98.5 million for 2000 from $98.7 million for 1999 due primarily to lower sales volume. The gross profit margin increased to 45.8% in 2000 from 42.7% in 1999. The increase in the gross profit margin was attributable to the integration of operations with Ertl, better sourcing of products, lower product costs and a reduction in sales of products with lower margins. There were no major changes in the components of cost of sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $8.2 million, or 10.3%, to $71.6 million for 2000 from $79.8 million for 1999. The decrease was due primarily to the integration of operations and control of discretionary expenditures, but was also impacted by the lower sales volume in 2000. As a percentage of net sales, selling, general and administrative expenses decreased to 33.3% for 2000 from 34.5% for 1999. Selling, general and administrative expenses for 2000 included a $2.5 million charge related to minimum guaranteed royalty payments on NASCAR-related license agreements, which exceeded royalties earned on product sales.

     Operating Income. Operating income increased $14.0 million, or 155.6%, to $23.0 million for 2000 from $9.0 million for 1999. As a percentage of net sales, operating income increased to 10.7% for 2000 from 3.9% for 1999.

     Net Interest Expense. Net interest expense of $11.4 million for 2000 and $7.7 million for 1999 related primarily to bank term loans and a line of credit. The increase in net interest expense was due primarily to the increases in average outstanding debt balances and interest rates.

     Income Tax. Income tax expense for 2000 and 1999 included provisions for federal, state and foreign income taxes at an effective rate of 46.5% and 62.5%, respectively. The reduction in the effective income tax rate is a result of generating higher income before income taxes while nondeductible items remained comparable.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our unaudited quarterly results of operations for 2000 and 2001. We have prepared this unaudited information on a basis consistent with the audited consolidated financial statements contained in this prospectus and this unaudited information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations for the quarters presented. You should read this quarterly financial data along with the Condensed Consolidated Financial Statements and the related notes to those statements included in our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

                                                                       YEAR ENDED DECEMBER 31, 2001
                                                    --------------------------------------------------------------------
                                                     FIRST QUARTER   SECOND QUARTER   THIRD QUARTER    FOURTH QUARTER
                                                     -------------   --------------   -------------    --------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..........................................     $36,456         $43,077           $65,819           $57,896
Cost of sales......................................      19,201          20,042            30,837            29,401
                                                         ------          ------            ------            ------
      Gross profit.................................      17,255          23,035            34,982            28,495
Selling, general and administrative expenses(1)...       12,917          16,353            20,434            18,149
Amortization of goodwill and other assets..........         851             851               830             844
                                                            ---             ---               ---             ---
      Operating income.............................       3,487           5,831            13,718            9,502
Interest expense, net..............................       2,243           1,677             1,571             979
Other expense (income).............................         (23)            489              (486)            297
                                                            ----            ---              -----            ---
      Income before income taxes ..................       1,267           3,665            12,633            8,226
Income tax expense, net ...........................         532           1,539             5,306            3,291
                                                            ---           -----             -----            -----
      Net income ..................................     $   735        $  2,126          $  7,327           $4,935
                                                        =======        ========          ========           ======
Net income per share:
      Basic........................................       $0.05           $0.14            $0.50             $0.34
      Diluted......................................        0.05            0.14             0.48              0.32
Weighted average shares outstanding:
      Basic .......................................      14,669          14,686            14,682            14,615
      Diluted......................................      15,023          15,121            15,216            15,265

------------------
(1) Selling, general and administrative expenses for the first quarter of 2001 include an adjustment of approximately $613,000 to reduce our estimate of our pension funding liability based on a recent actuarial valuation. This adjustment resulted in income after taxes of approximately $356,000.

                                                                       YEAR ENDED DECEMBER 31, 2000
                                                    --------------------------------------------------------------------
                                                     FIRST QUARTER   SECOND QUARTER   THIRD QUARTER    FOURTH QUARTER
                                                     -------------   --------------   -------------    --------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..........................................     $45,427         $50,078           $65,831           $53,470
Cost of sales......................................      26,611          27,234            34,219            28,264
                                                       --------        --------          --------            ------
      Gross profit.................................      18,816          22,844            31,612            25,206
Selling, general and administrative expenses (1)...      16,635          17,920            17,673            19,408
Amortization of goodwill and other assets..........         947             953               947             948
                                                            ---            ----               ---             ---
      Operating income.............................       1,234           3,971            12,992            4,850
Interest expense, net..............................       2,390           2,923             3,271            2,791
Other expense (income).............................         (55)           (284)              526             475
                                                        --------    ------------        ---------             ---
      Income (loss) before income taxes ...........      (1,101)          1,332             9,195            1,584
Income tax expense (benefit).......................        (290)            407             4,266             737
                                                           -----            ---             -----             ---
      Net income (loss)............................       $(811)           $925            $4,929              $847
                                                          ======           ====            ======              ====

Net income (loss) per share:
      Basic........................................      $(0.05)          $0.06            $0.34              $0.06
      Diluted......................................       (0.05)           0.06             0.33               0.06
Weighted average shares outstanding:
      Basic .......................................      15,322          14,663            14,662            14,662
      Diluted......................................      15,564          14,889            14,879            14,875

--------------
(1) Selling, general and administrative expenses for the fourth quarter of 2000 include a charge of $2.5 million related to minimum guaranteed royalty payments on NASCAR related license agreements, which exceeded royalties earned on product sales.

LIQUIDITY AND CAPITAL RESOURCES

     We generally fund our operations and working capital needs through cash generated from operations and borrowings under our credit facility. Our operating activities generated cash of approximately $45.0 million in 2001, $38.6 million in 2000 and $22.1 million in 1999. Net cash provided by operating activities for 2001 increased primarily due to improved net income and reduced investment in working capital, principally inventory and accounts receivable. The decrease in working capital was a result of lower sales volume and improved management of capital resources.

     Net cash used in investing activities was $6.5 million in 2001 compared to $8.2 million in 2000. The decrease from 2001 to 2000 was primarily attributable to the lower levels of capital expenditures of $6.5 million in 2001 as compared to $8.2 million in 2000. Capital expenditures for molds and tooling for 2001 and 2000 were $5.2 million and $7.0 million, respectively.

     Net cash used in financing activities was $35.2 million in 2001 as compared to $30.0 million in 2000. In 2001, we made payments of $35.0 million on our bank borrowings and repurchased 75,000 shares of our outstanding common stock for approximately $0.3 million in accordance with our share repurchase program. Since we implemented this program in 1999, we have repurchased approximately 1.9 million shares of our outstanding common stock for approximately $7.9 million, equating to an average stock price of $4.26 per share.

     We believe that our cash flow from operations, cash on hand and available borrowings will be sufficient to meet our working capital and capital expenditure requirements and provide us with adequate liquidity to meet anticipated operating needs for 2002. Working capital financing requirements are usually highest during the third and fourth quarters due to seasonal increases in demand for our collectibles and toys. In addition, we expect that capital expenditures during 2002, principally for molds and tooling, will be approximately $11.0 million. Although operating activities are expected to provide sufficient cash, any significant future product or property acquisitions, including up-front licensing payments, may require additional debt or equity financing.

     Current Credit Facility. Our current credit facility provides for a revolving loan, term loan and the issuance of letters of credit. The revolving loan allows us to borrow up to $15.0 million based upon our levels of inventory and accounts receivable. At December 31, 2001, we had no amounts outstanding on the revolving loan. The term loan, in the principal amount of $62.0 million at December 31, 2001, is due in scheduled quarterly payments of $4.0 million with a final balloon payment on April 1, 2003. All borrowings under the credit facility are secured by substantially all of our assets. Under the terms of our credit agreement, we must comply with a number of financial and non-financial covenants. The key financial covenants include leverage ratio, minimum EBITDA and maximum capital expenditures. As of December 31, 2001, we were in compliance with all of these covenants.

     Proposed New Credit Facility. Upon the closing of this offering, we plan to enter into a new credit facility that will replace our existing credit facility. We have received from four of our existing lenders commitment letters for this new credit facility, subject to customary closing conditions, final due diligence and the completion of an equity offering with at least $18.0 million of gross proceeds. We expect that the new credit facility will be a three-year $50.0 million unsecured revolving loan that will bear interest at a LIBOR rate plus a margin that varies between 0.75% and 1.40%. The applicable margin will be based on our ratio of consolidated debt to consolidated EBITDA. We will also be required to pay a commitment fee on the average unused revolver of 0.2% to 0.3%, determined by the ratio of consolidated debt to consolidated EBITDA. We estimate that we will be required to pay arrangement, administrative and up-front fees of approximately $0.2 million and to maintain certain financial coverage ratios.

     Hong Kong Credit Facility. Our Hong Kong subsidiary has a credit facility that provides for a line of credit of up to $2.0 million. Amounts borrowed under this line of credit bear interest at the bank's prime rate or cost of funds, whichever is higher. As of December 31, 2000 and 2001, there were no outstanding borrowings under this line of credit.

     United Kindom Credit Facility. Our United Kindom has a line of credit with its bankers for $0.6 million. The line of credit bears interest at 1.00% over the bank's base rate, and is subject to a letter of guarantee given by Racing Champions Corporation for $0.8 million. At December 31, 2001 and 2000 respectively the Company had no amounts outstanding on the line of credit.

DISCLOSURE ABOUT MARKET RISK

     Our existing credit agreement requires that we maintain an interest rate protection agreement. Effective June 3, 1999, we entered into an interest rate collar transaction covering $35.0 million of our debt, with a cap based on 30 day LIBOR rates of 8.00% and a floor of 5.09%. The agreement, which has quarterly settlement dates, is in effect through June 3, 2002. During 2001, we made payments of $0.2 million under this contract, which is recorded as interest expense in the consolidated statements of income included elsewhere in this prospectus. During 1999 and 2000, the effect of this agreement was insignificant. Based on our interest rate exposure on variable rate borrowings at December 31, 2001, a one-percentage-point increase in average interest rates on our borrowings would increase future interest expense by approximately $52,000 per month.

                                    BUSINESS
OVERVIEW

     We are a leading producer and marketer of innovative collectibles and toys targeted at males of all ages. Our diverse product offering includes scaled die-cast replicas of John Deere agricultural equipment and NASCAR stock cars, other licensed vehicle replicas, pre-teen toys, sports trading cards, racing apparel and souvenirs, and collectible figures. These products are sold under our market-focused brand names, including Racing Champions, Ertl, American Muscle, AMT, W. Britain and Press Pass. We reinforce our brands and enhance the authenticity of our products by linking them with highly recognized licensed properties. Our products are marketed through multiple channels of distribution, including mass retailers and specialty and hobby wholesalers and retailers, as well as OEM dealers such as the John Deere dealer network, and to corporate accounts for promotional purposes. We sell through more than 20,000 retail outlets located in North America, Europe and Asia Pacific.

PRODUCTS

     We provide a diverse offering of highly detailed, authentic replicas and stylized toys known for their quality workmanship. Our products have received numerous "best of" awards from collector, family and toy magazines and currently retail from $0.99 to $324.99. We have successfully expanded our product offering, which currently consists of five product categories. We continuously freshen our product offering and, in 2002, we expect to market over 200 new products in our existing product lines. By offering a wide range of products at varying price points, we believe our products appeal to a broad rage of consumers. The following chart summarizes our current product categories:

                                         OUR KEY                    OUR KEY
           CATEGORY                      LICENSES                   BRANDS               PRICE RANGE
           --------                      --------                   ------               -----------
Automotive, High Performance     Ford                         Racing Champions            $1.29 - $39.99
and Racing Vehicle Replicas      General Motors               Racing Champions
                                 DaimlerChrysler              Authentics
                                 NASCAR                       Ertl Collectibles
                                 NHRA                         American Muscle
                                                              AMT
                                                              BodyShop

Agricultural, Construction and   John Deere                   Ertl                        $1.99 - $174.99
Outdoor Sports Vehicle Replicas  Case IH                      Ertl Precision
                                 New Holland                  Ertl Collectibles
                                 Agco                         Outdoor Sportsman
                                 Polaris                      Britains
                                 Honda

Pre-Teen Vehicles and Role       John Deere                   Ertl                        $1.29 - $299.99
Play Activity Toys               Thomas the Tank Engine       Ertl Preschool
                                 Bob the Builder              Ertl Toys
                                 Warner Brothers              Little Muscle
                                 Ford                         Bumble Ball
                                 General Motors
                                 DaimlerChrysler

Sports Trading Cards and         NASCAR                       Racing Champions            $0.99 - $324.99
Racing Apparel and Souvenirs     NHRA                         Press Pass
                                 NFL                          Wheels

Collectible Figures              Realtree                     W. Britain                  $9.95 - $229.00
                                 Mossy Oak                    Outdoor Sportsman

     Automotive, High Performance and Racing Vehicle Replicas. We were a pioneer of the licensed die-cast racing replica market and have produced die-cast racing replicas since our inception in 1989, which gives us the longest continuously produced line of racing replicas in the United States and a well-established collector base for our products. Through acquisitions and product development, we have expanded this category to include other automotive and high performance vehicle replicas. We produce a broad line of replicas in this category, including:

- American Muscle collectible die-cast classic, high performance, entertainment-related and late model automobiles and trucks;

- Ertl Collectibles die-cast custom imprint cars and trucks and various scales of delivery trucks and tractor trailers;

- Racing Champions die-cast high performance and late model non-racing cars and trucks;

- AMT plastic model kits and Body Shop die-cast activity kits principally of vintage and high performance automobiles, race cars, trucks, aircraft and spacecraft; and

- Racing Champions die-cast stock cars, trucks and team transporters representing a large number of the vehicles competing in the NASCAR Winston Cup Series, NASCAR Busch Grand National Series and the National Hot Rod Association (NHRA) Drag Racing Series.

     We market our 1:64th scale die-cast vehicle replicas to consumers for purchase as either toys or collectibles. Our larger scaled, highly detailed die-cast vehicle replicas are primarily targeted to adult collectors. Collectors, by their nature, make multiple purchases of die-cast vehicles because of their affinity for classic, high performance and late model cars, trucks and hot rods. These collectors value the authenticity of the replicas and the enjoyment of building their own unique collections. Our model kits are primarily 1:25th scale and are purchased primarily by adult hobbyists who enjoy building and collecting a range of models.

     In 2001, we produced over 200 different styles of racing vehicle replicas. Racing vehicle replicas are primarily marketed to racing fans and adult collectors. These fans and collectors are attracted to racing replicas due to the highly detailed, precise nature of the replicas, distinctive paint schemes and the popularity of racing teams, drivers and sponsors represented by the replicas.

     Throughout 2002, we plan to introduce new releases in the American Muscle product line, expand our line of 1:18th scale entertainment-related automotive replicas, ship a new series of 1:64th scale entertainment-related automobiles, release a line of concept cars based on the latest designs from the 2002 auto shows and relaunch our extensive line of 1:64th scale high performance automotive die-cast replicas. In 2002, we plan to reissue over 50 model kits, leveraging our tooling library of over 2,500 models. We also expect to produce racing vehicle replicas for over 60 NASCAR and NHRA race teams. We recently signed new licenses with the Lowe's Home Improvement NASCAR race team driven by Jimmie Johnson and the Tide NASCAR race team driven by Ricky Craven.

     Agricultural, Construction and Outdoor Sports Vehicle Replicas. This category includes replicas of vintage and modern tractors, farm implements and construction vehicles of major OEMs such as John Deere, Case IH and New Holland. We also market replicas of all-terrain vehicles, snowmobiles, power boats and personal watercraft of major manufacturers such as Polaris, Honda, Kawasaki, Mastercraft, Correct Craft and Triton. These replicas are sold at a wide range of retail prices and are positioned from classic sandbox toys to high-end collector display units. Collectors of these vehicle replicas identify with the form and function of the full-sized units, value the authenticity of the replicas and purchase multiple products in order to build their own unique collections.

     In 2002, we plan numerous new releases in this category including over 45 new John Deere agricultural and construction replicas and new Polaris, Kawasaki, Suzuki and Bombardier die-cast all-terrain vehicle replicas. Other new releases include the 1:18th scale 2002 Chevrolet Suburban, 1:18th scale highly detailed Triton bass boat and 1:6th scale Polaris all-terrain vehicle, which will be sold individually and in a set with a 12-inch figure from our Outdoor Sportsman line.

     Pre-Teen Vehicles and Role Play Activity Toys. This category is marketed to parents and grandparents of preschool children and to children ages 5 to 12. Products in this category include:

- John Deere stylized plastic and metal vehicle replicas, ride-on vehicles and role play activity toys;

- Thomas the Tank Engine metal train locomotives, rail cars and plastic railway accessories;

- Bob the Builder plastic and metal construction vehicles, figures and accessories;

- Scooby Doo, John Deere, Thomas the Tank Engine and NASCAR push and rolls, toy books, radio control vehicles, playsets and puzzles based on various characters from these licensed properties; and

- Little Muscles plastic and metal personalized vehicles based on licenses from Ford, General Motors and DaimlerChrysler, which we introduced in 2001.

     In 2001, we introduced to John Deere dealers the battery powered, John Deere Gator ride-on, which retailed for $299. This product won numerous "toy of the year" awards and was our top dollar selling item in 2001. We have the right to sell this product through the John Deere dealer network and our manufacturing partner has the right to sell this product in other distribution channels. Other new John Deere ride-ons in 2001 included a metal tricycle, a plastic pedal tractor and two sizes of steel wagons. In 2002, we plan to introduce additional John Deere ride-ons and a Polaris battery powered all-terrain vehicle ride-on.

     Sports Trading Cards and Racing Apparel and Souvenirs. We market our premium collectible sports trading cards under the Press Pass brand name, which primarily feature NASCAR race drivers, team owners and crew chiefs. Press Pass also markets NFL draft pick trading cards, which feature top college players who are expected to be selected in the NFL draft. Our trading cards are targeted to sports fans and trading card collectors. The collector base for sports trading cards primarily consists of children and adult males.

     Racing apparel and souvenirs sold by us include shirts, hats, jackets, sunglasses, key chains, can coolers, bumper stickers, license plates and other souvenirs featuring racing related licenses. Licensed properties on these products include NASCAR, Ford Racing, Chevrolet Racing, Dodge Racing, Caterpillar Racing and Cartoon Network Racing. In 2002, we added licensed properties from the Lowe's Home Improvement and Tide racing teams. We primarily sell apparel and souvenir products at trackside trailer concessions at NASCAR racing events. We also distribute these products to wholesalers and retailers.

     Collectible Figures. Under the brand name of W. Britain, we sell hand painted metal military and ceremonial figures fashioned after European and American historical events and themes. The

W. Britain metal figures and sets are sold primarily at collector, hobby, gift and specialty stores. In 2001, we launched our Outdoor Sportsman product line of 12-inch and 5-inch plastic figure replicas dressed in authentic outdoor sports attire, licensed from Realtree and Mossy Oak, and outdoor sports accessory replicas. In 2002, we plan to introduce a new line of highly detailed historic military leaders, sculpted as 12-inch plastic figures and dressed in authentic replica clothing. In some cases, these figures will be packaged and sold as a set with a miniature metal figure of the same military leader.

NEW PRODUCTS

     A key component of our strategy is to be first to market with innovative collectibles and toys. We focus on identifying new product or licensing opportunities in market segments where significant consumer enthusiasm exists. We have an intimate understanding of the markets we serve due to the insight of our integrated development teams, each of which focuses exclusively on a specific end user group. This focus allows us to better understand the unique preferences of our target markets and develop innovative, branded products that appeal to our consumers' passions. Some of our new products are extensions to our existing product lines and others are entirely new product lines. The following is a summary of the six new product lines we plan to introduce in 2002.

     50th Anniversary Corvette. In the second half of 2002, we will begin shipping special 50th Anniversary Corvette products based on a license agreement with General Motors, which is exclusive for model kits and 1:18th scale die-cast replicas and non-exclusive for 1:64th scale die-cast replicas. This product line will include the release of a special American Muscle die-cast replica series of milestone Corvettes. We will also launch a special series of AMT and BodyShop Corvette model kits commemorating the 50th anniversary. With some of our retailers, we expect to receive incremental shelf space for these product lines, which are a natural extension of our die-cast vehicle replicas and model kits.

     Harley-Davidson. We recently signed a multi-year license agreement with this legendary motorcycle manufacturer, which wil allow us to produce and market the following products to selected distribution channels beginning in the second half of 2002.

- Harley-Davidson Collectibles. Under the American Muscle brand, we plan to produce both 1:18th scale and 1:10th scale highly detailed collectible Harley-Davidson die-cast replicas. We plan to market these products at Harley-Davidson dealers, at specialty, collector and hobby stores and at non-discount chain retailers. We believe that the collectible Harley-Davidson product line will expand our reach to include an entirely new audience and collector base.

- Harley-Davidson Preschool Toys. We plan to introduce a new line of Harley-Davidson preschool toys, including personalized motorcycles, motorcycle rider figures, accessories and play sets. We plan to market these products at Harley-Davidson dealers, at specialty and independent toy stores and at non-discount chain retailers.

- Harley-Davidson NHRA Pro Stock Drag Racing Bike. For the first time, Harley-Davidson is producing a drag racing bike for competition on the NHRA circuit. In 2002, we plan to produce a new 1:6th scale Racing Champions Authentics replica of the Harley-Davidson NHRA Pro Stock drag racing bike that we will market through Harley-Davidson dealers and hobby stores.

     Hometown Roadway. We plan to introduce Hometown Roadway, interlocking wooden track vehicle and building systems based on hometown real-life themes from licensing partners such as John Deere, Texaco, Ford, General Motors and DaimlerChrysler. The basic units will include wooden vehicles and connecting wooden roadway sections and will be compatible with existing wooden vehicle systems. We also plan to produce wooden police, fire and rescue vehicle systems. In addition to selling basic units, we plan to sell larger sets, which would include wooden vehicles, a wooden roadway and wooden replica buildings.

     JoyRide Studios. We recently introduced JoyRide Studios, a new brand of collectible figures and vehicles based on popular video game titles. Introductions of the articulated figures and highly detailed vehicles will be based on new video game releases and will include special "codes, strategies and cheats" from the experts at GamePro Magazine, a multi-platform gaming magazine that is a popular publication for gamers, and Nintendo Power, a popular gaming magazine focused on Nintendo platform games. GamePro Magazine and Nintendo Power are also providing development and marketing support for these product lines.

     The new JoyRide Studios' branded products will be released beginning in July 2002 under license agreements with well-known video game publishers, such as Nintendo, Sega and Electronic Arts. These products will feature famous characters from video game software available on personal computers and on top-selling next-generation video game systems, including Nintendo's GameCube and Game Boy Advance, Sony's PlayStation 2 and Microsoft's Xbox. Initial collectible video game figures and vehicles will be based on properties such as SSX Tricky, Cel Damage, Command & Conquer, Sonic the Hedgehog, Virtua Fighter 4, Super Monkey Ball, Crazy Taxi, Luigi's Mansion, Legend of Zelda and Metroid. We plan to market these products through many of our existing customers as well as through electronic and video game retailers.

     Stackers. In 2002, we will introduce Stackers, an interactive building block and track system that also serves as a play environment and display cases for 1:64th scale die-cast vehicle replicas. This product line will include display blocks, connecting tracks and other accessories and will be sold in sets, most of which will include our 1:64th scale die-cast vehicle replicas. The Stackers display blocks are buildable into extensive designs and are compatible with existing block building systems. Stackers will be sold primarily at mass retailers and specialty toy stores.

     Dr. Seuss. We recently signed a license agreement with Dr. Seuss Enterprises, L.P., which allows us to develop and market a line of highly featured figures and vehicles based on the world famous books from Dr. Seuss. Initial products will include well-known scenes from The Cat in the Hat and Green Eggs and Ham. We plan to release these products beginning in July 2002 in specialty and independent toy stores and in non-discount chains.

LICENSES

     We market virtually all of our products under licenses from other parties. We have license agreements with automotive and truck manufacturers, agricultural, construction and outdoor sports vehicle and equipment manufacturers, major race sanctioning bodies, race team owners, sponsors and drivers, and entertainment, publishing and media companies. A significant element of our strategy depends on our ability to identify and obtain licenses for recognizable and respected brands and properties. Our licenses reinforce our brands and establish our products' authenticity, credibility and quality with consumers and, in some cases, provide for new product development opportunities and expanded distribution channels. Our licenses are generally limited in scope and duration and authorize the sale of specific licensed products on a nonexclusive basis. We have approximately 600 license agreements generally for terms of 1 to 3 years.

CHANNELS OF DISTRIBUTION

     Our products are available through more than 20,000 retail outlets located in North America, Europe and Asia Pacific. We market our products through multiple channels of distribution in order to maximize our sales opportunities for our broad product offering. Products with lower price points are generally sold in mass retail channels while products with higher detailed features and prices are typically sold in hobby, collector and independent toy stores and through wholesalers and OEM dealers. Our leading position in multiple distribution channels enhances our ability to secure additional licenses, extends the reach of our products to consumers and mitigates the risk of concentration by channel or customer.

     Mass Retailers. We marketed 40.8% of our products through the mass retail channel in 2001. Our products marketed through this channel are targeted predominantly at price conscious end-users. As a result, the majority of our products marketed through this channel are designed to span lower price points and retail for less than $30. Key customers in our mass retail channel include Wal-Mart, Kmart, Target, Toys R Us, Zany Brainy and Tractor Supply Corporation.

     Specialty and Hobby Wholesalers and Retailers. We sell many of the products available at mass retailers as well as special higher feature and higher priced products to specialty and hobby wholesalers and retailers. We reach these customers directly through our internal telesales group and business-to-business web site and through specialty toy outside representatives and collectible and toy trade shows. Key customers in our specialty and hobby wholesaler and retailer channel include Great Planes, Master Toys, Excell Marketing, Toymaster and Horizon Hobby.

     OEM Dealers. We often sell licensed products to the licensing OEM's dealer network. OEM licensing partners benefit from our OEM dealer sales by receiving additional royalties. We often give OEM dealers the first opportunity to purchase new products and provide them with a short-term exclusive period. Key customers in our OEM dealer channel include John Deere, Case IH and Polaris. In 2002, we expect our new Harley-Davidson product line to expand our OEM dealers channel.

     Corporate Promotional Accounts. We have the top position in North America in the die-cast vehicle corporate promotional channel. Corporate promotional products allow a company to promote its products, reinforce its brands and reward employees and customers. In this channel we can cost-effectively accommodate both large unit orders and lower unit orders, which gives us a competitive advantage. Key customers in our corporate promotional account channel include Texaco, Matco Tools, Mac Tool, BP Amoco and Bristol-Myers Squibb.

     Direct to Consumer. We make certain of our products available for direct sales to consumers through our trackside event sales concessions, our company stores, our business-to-consumer website located at WWW.DIECASTEXPRESS.COM and our strategic alliance with the Bradford Group, a top direct marketing company. Individual products sold direct to consumer are sold at prices similar to retail prices found at retailers, hobby stores and dealers.

SALES AND MARKETING

     Our sales organization consists of an internal sales force and external sales representative organizations. Our internal sales force provides direct customer contact with nearly all of our retail chains and key wholesale accounts. A number of accounts are designated as "house accounts" and are handled exclusively by our internal sales staff. Our inside sales and customer service groups use telephone, mailings, faxes and e-mails to directly contact OEM dealers and smaller volume customers such as collector, hobby, specialty and independent toy stores.

     Our internal sales force is supplemented by external sales representative organizations that are divided geographically. These external sales representative organizations provide more frequent customer contact and solicitation of the national, regional and specialty retailers and supported 32.2% of our net sales in 2001. External sales representatives generally earn commissions of 1.0% to 10.0% of the net sales price from their accounts, and their commissions are not affected by the involvement of our internal sales force with a customer or sale.

     In 2001, we launched a business-to-business website called RCE Advantage(TM) located at WWW.RCEB2B.COM. This website, targeted to smaller volume accounts, allows qualified customers to view new product offerings, place orders, check order and shipping status and review account history information. We believe that RCE Advantage leverages our internal sales force, inside sales group and customer service group by providing customers with information access and ordering capability.

     We direct our marketing programs toward collectors, current users and potential new users that fit the demographic profile of our target market. The focus of our marketing plan is to increase awareness of our product offerings and brand names. We use the following media in our marketing plan.

- Advertising. We place advertisements in publications with high, specific market penetration such as outdoor sports enthusiast, die-cast, trading card collector and figure collector publications. We also advertise in national publications read by our targeted enthusiasts, demographic profile and collector base, such as NASCAR Magazine, Parenting Magazine and Toy Cars & Models. We also use advertisements on cable television programs that target our consumers. For example, in 2001, we promoted our new Outdoor Sportsman product line by advertising on cable television hunting and fishing shows and by placing advertisements in outdoor sports related publications.

- Public Relations. We have developed a sustained public relations effort to build relationships with editors at collector publications. Ongoing product notices keep editors abreast of changing products, increase our credibility and market acceptance, and encourage the editorial staffs of these publications to give more coverage to our products. We also use press releases to increase awareness of new product introductions.

- Co-op Advertising. We work closely with retail chains to plan and execute ongoing retailer driven promotions and advertising. The programs usually involve promotion of our products in retail customers' print circulars, mailings and catalogs.

- Direct Consumer. The Internet is an increasingly important part of our marketing plan because collectors have quickly adopted the Internet as a preferred way to communicate with other enthusiasts about their hobby. We have established a website located at WWW.RCERTL.COM that highlights our products, lists product release dates and collects market data directly from consumers. We also gather consumer information through consumer letters, e-mail, telephone calls and product surveys.

COMPETITION

     We compete with several large international toy and collectible companies, such as Mattel, Inc., Hasbro, Inc., Action Performance Companies, Inc., Jakks Pacific Inc., Little Tikes Company and Maisto Ltd., and with other producers of vehicle replicas, toys and model kits such as Playing Mantis, Yat Ming, Burago, FUNline, Revell-Monogram and Zindart/Corgi. Our Press Pass sports trading cards compete primarily with Topps, Upper Deck and Fleer, and with several smaller companies with more limited product lines. Competition in the distribution of our products is intense and is primarily based on product appeal, ability to capture shelf or rack space, timely distribution, price and quality. Competition is also based on the ability to obtain license agreements for existing and new products to be sold through specific distribution channels or retail outlets. Many of our competitors have greater financial, technical, marketing and other resources than we have.

PRODUCTION

     We are an industry leader in bringing new products to market rapidly and efficiently. Our integrated design and engineering expertise, extensive library of die-cast molds and dedicated suppliers enable us to be first to market with many innovative products.

     Far East Product Sourcing. We have operations in Kowloon, Hong Kong and in the Racing Industrial Zone in Dongguan City, China and employ 154 people in Hong Kong and China who oversee the sourcing of the majority of our products. This group assists our suppliers in sourcing raw materials and packaging, performs engineering and graphic art functions, executes the production schedule, provides on-site quality control, facilitates third-party safety testing and coordinates the delivery of shipments for export from China.

     Far East Production. All of our products are manufactured in China, except for plastic ride-ons, sports trading cards and racing apparel and souvenirs. Our China-based product sourcing accounted for approximately 83.6% of our total product purchases in 2001. We primarily use four independent, dedicated suppliers who manufacture only our products in six factories, five of which are located in the Racing Industrial Zone. These independent, dedicated suppliers produced approximately 67.0% of our China-based product purchases in 2001. In order to supplement our independent, dedicated suppliers, we use approximately 10 other suppliers in China. All products are manufactured to our specifications using molds and tooling that we own. These suppliers own the manufacturing equipment and machinery, purchase raw materials, hire workers and plan production. We purchase fully assembled and packaged finished goods in master cartons for distribution to our customers. Most of our suppliers have been supplying us for more than five years. Our purchases in 2001 from our independent, dedicated suppliers, Sharp Success, Win Yield, Sunrise and Shun Fung were 26.9%, 18.0%, 13.5%, and 8.5%, respectively, of our China-based product purchases. We have only purchase orders and not long-term contracts with our suppliers.

     Domestic Production. The production of plastic ride-ons, sports trading cards and NASCAR apparel and souvenirs is completed primarily by U.S.-based suppliers. We create the product design and specifications and coordinate the manufacturing activities. We generally prefer to coordinate the production of these products through a limited number of suppliers and believe that a number of alternate suppliers are available.

     Tooling. To create new products, we continuously invest in new tooling. These tooling expenditures represent the majority of our capital expenditures. Depending on the size and complexity of the product, the cost of tooling a product generally ranges from $15,000 to $150,000. For many of our products, we eliminate significant tooling time by utilizing our extensive tooling library of over 13,000 tools. We own all of our tools and provide them to our suppliers during production. Tools are returned to us when a product is no longer in production and are stored for future use.

     Product Safety. Our products are designed, manufactured, packaged and labeled to conform with the U.S. safety requirements of the American Society for Testing and Materials and the Consumer Product Safety Commission and are periodically reviewed and approved by independent safety testing laboratories. Products sold in Europe also conform to European Commission standards. We carry product liability insurance coverage with a limit of over $20.0 million per occurrence. We have never been the subject of a product liability claim.

     Logistics. Our customers purchase our products either in the United States or the United Kingdom, or directly from China. We own a distribution facility in Dyersville, Iowa and use an independent warehouse in the United Kingdom.

EMPLOYEES

     As of December 31, 2001, we had 418 employees, 16 of whom were employed part-time. We emphasize the recruiting and training of high quality personnel and, to the extent possible, promote people from within Racing Champions Ertl. A collective bargaining agreement covers 57 of our employees, all of whom work in the distribution facility in Dyersville, Iowa. We consider our employee relations to be good. Our continued success will depend in part on our ability to attract, train and retain qualified personnel at all of our locations.

FACILITIES

     Our facilities are as follows:

                                                                                                          LEASED OR
  LOCATION(1)                     DESCRIPTION                                            SQUARE FEET       OWNED
  -----------                     -----------                                            -----------       -----
  Glen Ellyn, Illinois            Corporate Headquarters and Product Development,             10,257         Leased
                                  Sales/Marketing and Licensing Office

  Dyersville, Iowa                Product Development, Sales/Marketing, Licensing and        328,000          Owned
                                  Operations Office and Domestic Distribution Facility

  Dyersville, Iowa                Bulk Storage Facility                                      171,500          Owned

  Charlotte, North Carolina       Product Development, Sales/Marketing and Licensing           6,864         Leased
                                  Office

  South Boston, Virginia          Trackside Distribution Facility                             20,000         Leased

  Exeter, United Kingdom          International, Product Development, Sales/Marketing          5,419         Leased
                                  and Licensing Office

  Kowloon, Hong Kong              Far East Headquarters and Product Development,              19,828         Leased
                                  Engineering, Graphics, Scheduling and
                                  Sales/Marketing Office

  Dongguan City, China            Racing Industrial Zone, Product Development,                53,700         Leased
                                  Engineering, Graphics, Scheduling, Quality Control
                                  and Assurance and Shipping Office and Tooling
                                  Storage

-------------

(1) We also lease a warehouse in Nottingham, United Kingdom which has been sublet and is no longer used in our operations. Our distribution activities in the United Kingdom have been contracted to an independent warehouse.

                                   MANAGEMENT


     Our directors, executive officers and key employees are as follows:

     NAME                                     AGE     POSITION
     ----                                     ---     --------
     Robert E. Dods..................         53      Chairman of the Board, Chief Executive Officer and Director

     Boyd L. Meyer...................         59      Vice Chairman of the Board and Director

     Peter K.K. Chung................         48      President of Racing Champions Limited and Director

     Peter J. Henseler...............         43      President

     Curtis W. Stoelting.............         42      Chief Operating Officer and Executive Vice President

     Jody L. Taylor..................         33      Chief Financial Officer and Secretary

     Avy H. Stein....................         47      Director

     Daniel M. Gill..................         38      Director

     John J. Vosicky.................         53      Director

     John S. Bakalar.................         53      Director

     Helena Lo.......................         42      Managing Director, Racing Champions Limited

     Robert Mann.....................         45      Managing Director, Racing Champions International Limited

     Robert J. Bove..................         51      Managing Director, Racing Champions South, Inc.

     Kelvin Ng.......................         40      Senior Vice President-Engineering and Product Development,
                                                         Racing Champions Limited
     Rose Lam........................         39      Senior Vice President-Marketing and Customer Service, Racing
                                                         Champions Limited
     M. Kevin Camp...................         44      Senior Vice President-Motorsports Licensing

     Doris M. Koopmann...............         48      Senior Vice President-Operations, Racing Champions Ertl, Inc.


     Robert E. Dods has served as our Chairman of the Board and Chief Executive Officer since July 1998 and as a director since April 1996. Mr. Dods served as our President from April 1996 to July 1998. Mr. Dods co-founded Racing Champions, Inc., our predecessor, in 1989.

     Boyd L. Meyer has served as our Vice Chairman of the Board since October 2000 and as a director since April 1996. From July 1998 to October 2000, Mr. Meyer served as our President. From April 1996 to July 1998, Mr. Meyer served as our Executive Vice President. Mr. Meyer co-founded Racing Champions, Inc. in 1989.

     Peter K.K. Chung has served as a director and as President of Racing Champions Limited since April 1996. Mr. Chung formed the predecessors to Racing Champions Limited in 1989 to handle the overseas operating activities of Racing Champions, Inc.

     Peter J. Henseler has served as our President since October 2000. From March 1999 to October 2000, Mr. Henseler served as our Executive Vice President-Sales and Marketing. From July 1998 to March 1999, Mr. Henseler served as our Senior Vice President-Sales and Marketing. From April 1996 to July 1998, Mr. Henseler served as our Vice President-Marketing.

     Curtis W. Stoelting has served as our Chief Operating Officer since October 2000 and as our Executive Vice President since July 1998. Mr. Stoelting also served as our Secretary from April 1996 to October 2001. From April 1996 to July 1998, Mr. Stoelting served as our Vice President-Finance and Operations.

     Jody L. Taylor has served as our Chief Financial Officer and Secretary since October 2001. Ms. Taylor served as our Senior Vice President-Finance from October 2000 to October 2001 and as our Vice President-Finance from June 1998 to October 2000. From July 1998 to October 2001, Ms. Taylor served as our Assistant Secretary. --From June 1996 to June 1998, Ms. Taylor served as our Controller. Ms. Taylor is a Certified Public Accountant.

     Avy H. Stein has served as a director since April 1996. Mr. Stein is a founder and has served as Managing Director of Willis Stein & Partners, L.L.C., since 1994. Prior to founding Willis Stein & Partners, L.L.C., Mr. Stein served as a Managing Director of Continental Illinois Venture Corporation from 1989 through 1994. Mr. Stein is a director of Tremont Corporation and CTN Media Group, Inc.

     Daniel M. Gill has served as a director since April 1996. Mr. Gill is a founder and has served as Managing Director of Willis Stein & Partners, L.L.C., since 1994. Prior to founding Willis Stein & Partners, L.L.C., Mr. Gill served as a Managing Director of Continental Illinois Venture Corporation from 1990 through 1994. Mr. Gill is a director of CTN Media Group, Inc.

     John J. Vosicky has served as a director since October 1997. Mr. Vosicky is currently a private investor. From July 1994 to July 2001, Mr. Vosicky served as Executive Vice President and Chief Financial Officer of Comdisco, Inc., a technology services company.

     John S. Bakalar has served as a director since October 1997. Mr. Bakalar is currently a private investor. From May 1993 to November 1997, Mr. Bakalar was President and Chief Operating Officer of Rand-McNally, Inc., a printing and publishing company.

     Helena Lo has served as Managing Director of Racing Champions Limited, our Hong Kong subsidiary, since October 2000. Ms. Lo was Managing Finance and Administration Manager of Racing Champions Limited from 1989 to October 2000.

     Robert Mann has served as Managing Director of Racing Champions International Limited, our United Kingdom subsidiary, since April 1999. Mr. Mann served as Managing Director of Racing Champions International's predecessors from July 1997 to April 1999 and as Sales and Marketing Director of Racing Champions International's predecessors from 1994 to July 1997.

     Robert. J. Bove has served as Managing Director of our subsidiary Racing Champions South, Inc. since October 2001. From December 1997 to October 2001, Mr. Bove served as Vice President of Sales and Marketing of Racing Champions South, Inc.

     Kelvin Ng has served as Senior Vice President-Engineering and Product Development of Racing Champions Limited, our Hong Kong subsidiary, since October 2000. Mr. Ng was Engineering Manager of Racing Champions Limited from 1989 to October 2000.

     Rose Lam has served as Senior Vice President-Marketing and Customer Service of Racing Champions Limited, our Hong Kong subsidiary, since October 2000. Ms. Lam was Marketing and Customer Service Manager of Racing Champions Limited from 1989 to October 2000.

     M. Kevin Camp has served as our Senior Vice President-Motorsports Licensing since March 1999. From April 1996 to March 1999, Mr. Camp served as our Vice President-Licensing.

     Doris M. Koopmann has served as Senior Vice President-Operations of our subsidiary Racing Champions Ertl, Inc. since October 2000. Ms. Koopmann served as Vice President of Finance and

Administration of Racing Champions Ertl, Inc. from April 1999 to October 2000 and as Vice President of Finance and Controller of The Ertl Company, Inc. from November 1994 to April 1999.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table provides information regarding the beneficial ownership of our common stock as of January 15, 2002 by:

-    each selling stockholder;

- each person known by us to be the beneficial owner of more than 5% of our common stock;

-    each director;

- each executive officer named in the Summary Compensation Table in our Annual Report on Form 10-K for the year ended December 31, 2001; and

-    all directors and executive officers as a group.

     The following table is based on information supplied to us by the stockholders, officers and directors described above. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons and entities included in the table have sole voting and investment power with respect to all shares beneficially owned, except to the extent authority is shared by spouses under applicable law. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of January 15, 2002, are treated as outstanding and beneficially owned by the holder for the purpose of computing the percentage ownership of the holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists applicable percentage ownership based on 14,617,408 shares outstanding prior to the offering and 16,117,408 shares outstanding following completion of the offering.

     Unless otherwise indicated, the address for each person or entity listed below is 800 Roosevelt Road, Building C, Suite 320, Glen Ellyn, Illinois 60137.

                                                  SHARES BENEFICIALLY OWNED
                                                           PRIOR TO                           SHARES BENEFICIALLY OWNED
                                                          OFFERING              NUMBER OF          AFTER OFFERING
                                                  -------------------------    SHARES BEING   -------------------------
NAME                                                 NUMBER       PERCENT        OFFERED        NUMBER        PERCENT
----                                                 ------       -------        -------        ------        -------
Willis Stein & Partners, L.P.................      2,381,249(1)    16.3%          2,381,249         -             -
Robert E. Dods...............................      1,368,701(2)     9.4             206,251    1,162,450         7.2%
Boyd L. Meyer................................      1,368,700(3)     9.4             206,250    1,162,450         7.2
Peter K.K. Chung.............................      1,388,701(4)     9.5             206,250    1,182,451         7.3
Peter J. Henseler............................        136,942(5)       *                -         136,942          *
Curtis W. Stoelting..........................        337,342(6)     2.2                -         337,342         2.2
Avy H. Stein.................................      2,381,249(7)    16.3           2,381,249         -             -
Daniel M. Gill...............................      2,381,249(8)    16.3           2,381,249         -             -
John S. Bakalar..............................         35,200(9)       *                -          35,200          *
John J. Vosicky..............................        34,000(10)       *                -          34,000          *
All directors and executive officers as a
   group (10 persons)........................     7,083,303(11)    47.4                -       4,083,303        24.8

----------
*Less than 1%.

(1) The general partner of Willis Stein & Partners, L.P. is Willis Stein & Partners, L.L.C., a Delaware limited liability company, of which John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal are managing directors. Each such person may, through Willis Stein & Partners, L.L.C., be deemed to share the power to direct the voting and disposition of all of the common stock held by Willis Stein & Partners, L.P. The address of Willis Stein & Partners, L.P. is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Willis Stein & Partners, L.P. is offering all of these shares for sale in this offering.
(2) Represents 1,368,701 shares of common stock held by a revocable trust for which Mr. Dods serves as trustee. In addition to the shares being offered described in the table, Mr. Dods has granted the underwriters a 30-day option to purchase up to 225,000 shares to cover over-allotments, if any.
(3) Represents 403,798 shares of common stock held by the Meyer Family Limited Partnership, for which Mr. Meyer serves as a general partner and shares voting and investment power with members of his immediate family who are the other general partners, and 964,902 shares of common stock held by a revocable trust for which Mr. Meyer serves as trustee. In addition to the shares being offered described in the table, Mr. Meyer has granted the underwriters a 30-day option to purchase up to 225,000 shares to cover over-allotments, if any.
(4) Represents shares of common stock held by corporations controlled by Mr. Chung. In addition to the shares being offered described in the table, Mr. Chung has granted the underwriters a 30-day option to purchase up to 225,000 shares to cover over-allotments, if any.
(5)  Includes 105,229 shares of common stock subject to stock options.
(6)  Includes 156,777 shares of common stock subject to stock options.
(7) Represents shares of common stock held by Willis Stein & Partners, L.P. Mr. Stein may be deemed to beneficially own the shares of common stock owned by Willis Stein by virtue of his status as a managing director of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P. Mr. Stein disclaims any beneficial ownership in these shares except to the extent of any pecuniary interest arising from being a managing director of Willis Stein & Partners, L.L.C.
(8) Represents shares of common stock held by Willis Stein & Partners, L.P. Mr. Gill may be deemed to beneficially own the shares of common stock owned by Willis Stein by virtue of his status as a managing director of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P. Mr. Gill disclaims any beneficial ownership in these shares except to the extent of any pecuniary interest arising from being a managing director of Willis Stein & Partners, L.L.C.
(9)  Includes 15,200 shares of common stock subject to stock options.
(10) Includes 14,000 shares of common stock subject to stock options.
(11) Includes all of the shares identified in the above table and 333,674 shares of common stock subject to stock options.

     We have included the shares being offered by the selling stockholders in this offering under the terms of a registration agreement dated as of April 30, 1996. Under this agreement, we are required to pay all fees and expenses in connection with this offering, including the reasonable fees and expenses of one counsel for the selling stockholders, but excluding the underwriting discount on the shares sold by the selling stockholders. We have also agreed to indemnify the selling stockholders against liabilities under the Securities Act, or to contribute to payments which the selling stockholders may be required to make in that respect.

     James Chung, brother of Peter K.K. Chung, owns 70% of one of our dedicated suppliers. For the year ended December 31, 2001, we paid $9.0 million to this supplier for the purchase of die-cast vehicle replicas. We expect to continue to make purchases from this supplier during 2002. We believe that the terms for the purchase of products from this supplier are no less favorable to us then we could have obtained from an unaffiliated party.

                                  UNDERWRITING

     Under an underwriting agreement dated _________, 2002, we and the selling stockholders have agreed to sell to the underwriters named below, the indicated number of shares of our common stock:

UNDERWRITERS                                                      NUMBER OF
                                                                    SHARES
Robert W. Baird & Co. Incorporated..........................
A.G. Edwards & Sons, Inc. ..................................
Gerard Klauer Mattison & Co., Inc...........................
      Total.................................................       4,500,000
                                                                   =========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of our common stock offered in this offering if any are purchased, other than those shares covered by the over-allotment option we describe below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of our common stock may be terminated.

     Some of the selling stockholders have granted to the underwriters a 30-day option to purchase up to 675,000 shares at the public offering price less the underwriting discount. This option may be exercised only to cover over-allotments of our common stock.

     The underwriters propose to offer our common stock initially at the public offering price on the cover page of this prospectus at that price less a selling concession of $____ per share. The underwriters may allow a discount of not more than $____ per share on sales to other broker/dealers. After the offering, the public offering price and selling concession and discount to dealers may be changed by the representatives. As used in this section:

- Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us and the selling stockholders, and the representatives are the three firms acting on behalf of the underwriters.

- Selling group members are securities broker/dealers to whom the underwriters may sell shares of common stock at the public offering price less the underwriting discount, but who do not have a contractual commitment to purchase shares from us.

- Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

-    The syndicate consists of the underwriters and the selling group members.

     The following table summarizes the compensation and estimated expenses that we will pay. The compensation we will pay to the underwriters will consist solely of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rule of fair price.

                                          PER SHARE                                     TOTAL
                                          ---------                                     -----
                                           WITHOUT           WITH            WITHOUT            WITH
                                       OVER-ALLOTMENT   OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------   --------------    --------------    --------------
Underwriting discount...............
Estimated expenses payable by us....
Underwriting discount paid by
   the selling stockholders.........

     We have agreed to pay all of the expenses in connection with this offering except the underwriting discount on the shares sold by the selling stockholders and costs incurred directly by the selling stockholders. The principal components of the offering expenses payable by us will include the fees and expenses of our accountants and attorneys, the reasonable fees and expenses of one counsel for the selling stockholders, the fees of our registrar and transfer agent, the cost of printing this prospectus, the Nasdaq listing fees and filing fees paid to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

     We, our executive officers, our directors and the selling stockholders have agreed not to offer or transfer, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus, except in our case for grants of employee stock options under our stock incentive plans in effect on the date hereof and issuances of securities as a result of the exercise of any options or warrants outstanding on the date hereof.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

     The shares of our common stock are traded on the Nasdaq [National Market] under the symbol "RACN."

     The representatives may engage in over-allotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the size of this offering, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the shares of our common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. The representatives may, at their discretion, reclaim a selling concession from any syndicate member that appears to have permitted its customers to purchase shares in the public offering and then promptly resell all or a portion of such shares to such syndicate member. However, the underwriters do not have any agreements with any potential purchasers of shares of common stock in this offering that would restrict their transfer of such shares following this offering.

     Such stabilizing transactions and syndicate covering transactions may cause the price of our common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq [National Market] or otherwise and, if commenced, may be discontinued at any time.

                                  LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Reinhart Boerner Van Deuren s.c., Milwaukee, Wisconsin. The underwriters have been represented by McDermott, Will & Emery, Chicago, Illinois.

                                     EXPERTS

     The financial statements and schedules included in this prospectus and elsewhere in the S-3 registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent auditors, namely Ernst & Young LLP. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of those firms as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION
                                    ABOUT US

     We have filed a Registration Statement on Form S-3 to register with the Securities and Exchange Commission the common stock that we and the selling stockholders propose to sell in this offering. This prospectus is a part of the registration statement. This prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information about us and the common stock we and the selling stockholders propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that we have filed. You may inspect and copy the registration statement, including exhibits, at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You can also obtain copies of this material at prescribed rates by mail by writing to the SEC, Attention:
Public Records Branch, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference room. In addition, the Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any such reports, statements or other information at the Securities and Exchange Commission's public reference room in Washington, D.C. Our filings are also available to the public from commercial document retrieval services and at the website maintained by the Securities and Exchange Commission at "http://www.sec.gov."

     The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information that we incorporate by reference is deemed to be part of this prospectus, except for any information superseded or modified by information in this prospectus or in any other subsequently filed document which is or is deemed to incorporated by reference into this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about us and our finances.

        OUR SEC FILINGS                             PERIOD OR FILING DATE
        ---------------                             ---------------------
        Annual Report on Form 10-K                  Year ended December 31, 2001
        Description of our common                   June 2, 1997
           stock set forth in our Registration
           Statement on Form 8-A

     We also are incorporating by reference all additional documents that we will file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering. The information contained in these additional documents will automatically update and supersede information contained or incorporated by reference into this propectus.

     Documents which we incorporate by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. You may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from us at:

     Racing Champions Corporation
     800 Roosevelt Road
     Building C, Suite 320
     Glen Ellyn, IL 60137
     Attention: Secretary
     (630) 790-3507

                  RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Auditors ...........................................F-2

Consolidated Balance Sheets as of December 31, 2000 and 2001...............F-4

Consolidated Statements of Income for the years ended December 31,
  1999, 2000 and 2001......................................................F-5

Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 1999 2000 and 2001..........................................F-6

Consolidated Statements of Cash Flows for the years ended December 31,
  1999, 2000 and 2001......................................................F-7

Notes to Consolidated Financial Statements ................................F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Racing Champions Corporation and subsidiaries:

We have audited the accompanying consolidated balance sheets of RACING CHAMPIONS CORPORATION (a Delaware corporation) and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each year in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Racing Champions Worldwide Limited, which statements reflect total assets and total net sales of 10.4% and 9.9%, respectively, in 2000, and 11.7% and 8.4%, respectively, in 2001, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Racing Champions Corporation and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each year in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.




                                                     ARTHUR ANDERSEN LLP

Chicago, Illinois,
February 22, 2002

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Racing Champions Worldwide Limited

We have audited the consolidated balance sheets of Racing Champions Worldwide Limited as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Racing Champions Worldwide Limited at December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP


Exeter, England
February 22, 2002

                  RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                     DECEMBER 31,
                                                                      --------------------------------------------
                                                                             2000                    2001
                                                                      --------------------    --------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents..................................         $      12,581,542      $       16,509,550
   Accounts receivable, net of allowance for doubtful accounts
     of $3,009,120 and $3,331,264.............................                41,488,415              36,971,520
   Income tax and other receivable............................                 6,516,872                 196,842
   Inventory..................................................                18,650,953              17,544,506
   Deferred taxes.............................................                 7,988,049               6,589,080
   Prepaid expenses...........................................                 3,481,743               3,396,727
                                                                      --------------------    --------------------
     Total current assets.....................................                90,707,574              81,208,225

PROPERTY AND EQUIPMENT:
   Land.......................................................                   725,514                 716,675
   Buildings and improvements.................................                 4,935,668               4,944,808
   Tooling....................................................                44,079,366              37,178,627
   Other equipment............................................                10,335,771              10,447,621
                                                                      --------------------    --------------------
                                                                              60,076,319              53,287,731
LESS ACCUMULATED DEPRECIATION.................................               (23,840,694)            (20,362,511)
                                                                      --------------------    --------------------
                                                                              36,235,625              32,925,220
   Goodwill, net..............................................               123,534,772             120,277,657
   Other assets...............................................                 1,428,712               1,112,022
                                                                      --------------------    --------------------
TOTAL ASSETS..................................................              $251,906,683            $235,523,124
                                                                      ====================    ====================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable...........................................        $        6,790,940      $        7,132,961
   Taxes payable..............................................                   852,357               2,789,348
   Accrued expenses...........................................                 9,381,662               8,628,019
   Accrued allowances.........................................                11,377,943              11,479,174
   Accrued royalties..........................................                 6,902,619               6,268,342
   Current maturities of term notes...........................                14,000,000              16,000,000
   Other current liabilities..................................                 2,447,012               2,517,970
                                                                      --------------------    --------------------
     Total current liabilities................................                51,752,533              54,815,814
   Term notes, less current maturities........................                83,000,000              46,000,000
   Deferred income taxes......................................                 6,244,794              10,303,011
   Other long-term liabilities................................                 6,344,638               6,643,407
                                                                      --------------------    --------------------
TOTAL LIABILITIES.............................................               147,341,965             117,762,232
Commitments and Contingencies
STOCKHOLDERS' EQUITY:
   Common stock, voting, $0.01 par value, 28,000,000 shares authorized,
     16,444,708 shares issued and 14,661,608 shares outstanding at December 31,
     2000 and 16,451,508 shares issued and 14,617,408 shares
     outstanding at December 31, 2001.........................                   164,447                 164,515
   Stock warrants outstanding.................................                   728,740                 728,740
   Additional paid-in capital.................................                89,265,424              89,288,930
   Accumulated other comprehensive (loss) income..............                   775,852                (932,367)
   Retained earnings..........................................                21,218,320              36,341,329
                                                                      --------------------    --------------------
                                                                             112,152,783             125,591,147
   Treasury stock, at cost, 1,783,100 shares at December 31,
     2000 and 1,834,100 shares at December 31, 2001...........                (7,588,065)             (7,830,255)
                                                                      --------------------    --------------------
   Total stockholders' equity.................................               104,564,718             117,760,892

   Total liabilities and stockholders' equity.................        $      251,906,683      $      235,523,124
                                                                      ====================    ====================


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                  RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                           YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------------------
                                                               1999                  2000                 2001
                                                         -----------------     -----------------    ------------------
Net sales..........................................        $  231,360,417      $  214,805,880       $   203,248,030
Cost of sales, related party.......................             5,957,866           7,743,639             9,003,651
Cost of sales, other...............................           126,725,490         108,584,057            90,476,908
                                                         -----------------     -----------------    ------------------
     GROSS PROFIT..................................            98,677,061          98,478,184           103,767,471
Selling, general and administrative expenses.......            79,762,220          71,636,219            67,853,149
Restructuring and other charges....................             6,400,000                   -                     -
Amortization of goodwill and other assets..........             3,542,579           3,794,757             3,376,354
                                                         -----------------     -----------------    ------------------
     OPERATING INCOME..............................             8,972,262          23,047,208            32,537,968
Interest expense, net..............................             7,650,127          11,374,822             6,470,160
Other expense (income).............................              (104,943)            662,036               276,803
                                                         -----------------     -----------------    ------------------
     INCOME BEFORE INCOME TAXES....................             1,427,078          11,010,350            25,791,005
Income tax expense.................................               891,574           5,119,753            10,667,996
                                                         -----------------     -----------------    ------------------
     NET INCOME....................................      $        535,504      $    5,890,597       $    15,123,009
                                                         =================     =================    ==================


Net income per share:
   Basic...........................................      $           0.03      $         0.40       $          1.03
   Diluted.........................................      $           0.03      $         0.39       $          1.00

Weighted average shares outstanding:
   Basic...........................................            16,249,380          14,826,506            14,662,620
   Diluted.........................................            16,587,947          15,085,045            15,159,089

              The accompanying notes are an integral part of these
                            consolidated statements.

                  RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
                CONSOLIDATION STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                        ACCUMULATED
                                                                                           OTHER        ADDITIONAL
                                                       STOCK WARRANTS    TREASURY      COMPREHENSIVE      PAID-IN      RETAINED
                                         COMMON STOCK    OUTSTANDING       STOCK       INCOME (LOSS)      CAPITAL      EARNINGS
                                         -------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998............       $160,610     $2,376,040   $          -     $          -    $85,252,973   $14,792,219
Net income............................              -              -              -                -              -       535,504
Stock issued upon option exercise.....          1,119              -              -                -        538,619             -
Expense recognized under stock option
   grant..............................              -              -              -                -         22,824             -
Stock warrants exercised..............          2,598     (1,647,300)             -                -      3,426,745             -
Treasury stock acquisition............              -              -     (3,596,727)               -              -             -
Other comprehensive loss--foreign
   currency translation adjustments...              -              -              -          (16,991)             -             -
                                             --------       --------    ------------       ----------    -----------   -----------
Comprehensive income..................



BALANCE, DECEMBER 31, 1999............        164,327        728,740     (3,596,727)         (16,991)    89,241,161    15,327,723
Net income............................              -              -              -                -              -     5,890,597
Stock issued upon option exercise.....            120              -              -                -          1,440             -
Expense recognized under stock option
   grant..............................              -              -              -                -         22,823             -
Treasury stock acquisition............              -              -      (3,991,338)              -              -             -
Other comprehensive income--foreign
   currency translation adjustments...              -              -              -          792,843                            -
                                             --------       --------    ------------       ----------    -----------   -----------
Comprehensive income..................



BALANCE, DECEMBER 31, 2000............        164,447        728,740     (7,588,065)         775,852     89,265,424    21,218,320
Net income............................              -              -              -                -              -    15,123,009
Stock issued upon option exercise.....             68              -              -                -         12,392             -
Expense recognized under stock option
   grant..............................              -              -              -                -         22,824             -
Treasury stock acquisition............              -              -       (321,400)               -              -             -
Reissue treasury stock................              -              -         79,210                -        (11,710)            -
Other comprehensive income--foreign
   currency translation adjustments...              -              -              -          149,342              -             -
Other comprehensive loss--minimum
   pension liability adjustments......              -              -              -       (1,857,561)             -             -
                                             --------       --------    ------------       ----------    -----------   -----------
Comprehensive income..................


BALANCE, DECEMBER 31, 2001............       $164,515       $728,740    $(7,830,255)       $(932,367)    $89,288,930   $36,341,329
                                             ========       ========    ============       ==========    ===========   ===========



                                              TOTAL
                                          STOCKHOLDERS'    COMPREHENSIVE
                                             EQUITY        INCOME (LOSS)
                                        -----------------------------------
BALANCE, DECEMBER 31, 1998............      $102,581,842
Net income............................           535,504  $       535,504
Stock issued upon option exercise.....           539,738                -
Expense recognized under stock option
   grant..............................            22,824                -
Stock warrants exercised..............         1,782,043                -
Treasury stock acquisition............        (3,596,727)               -
Other comprehensive loss--foreign
   currency translation adjustments...           (16,991)         (16,991)
                                            ------------  -----------------
Comprehensive income..................                    $       518,513
                                                          ===============


BALANCE, DECEMBER 31, 1999............       101,848,233
Net income............................         5,890,597        5,890,597
Stock issued upon option exercise.....             1,560                -
Expense recognized under stock option
   grant..............................            22,823                -
Treasury stock acquisition............        (3,991,338)               -
Other comprehensive income--foreign
   currency translation adjustments...           792,843          792,843
                                            ------------  -----------------
Comprehensive income..................                    $     6,683,440
                                                          ===============


BALANCE, DECEMBER 31, 2000............       104,564,718
Net income............................        15,123,009       15,123,009
Stock issued upon option exercise.....            12,460                -
Expense recognized under stock option
   grant..............................            22,824                -
Treasury stock acquisition............          (321,400)               -
Reissue treasury stock................            67,500                -
Other comprehensive income--foreign
   currency translation adjustments...           149,342           149,342
Other comprehensive loss--minimum
   pension liability adjustments......        (1,857,561)       (1,857,561)
                                            ------------  ----------------
Comprehensive income..................                    $     13,414,790
                                                          ================

BALANCE, DECEMBER 31, 2001............      $117,760,892
                                            ============


              The accompanying notes are an integral part of these
                            consolidated statements.

                  RACING CHAMPIONS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED DECEMBER 31,
                                                               -------------------------------------------------------------
                                                                     1999                 2000                  2001
                                                               -----------------    -----------------    -------------------
OPERATING ACTIVITIES
Net income..............................................        $       535,504      $  5,890,597         $ 15,123,009
   Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation.......................................              7,491,888         9,603,872            9,188,293
     Stock option expense...............................                 22,824            22,824               22,824
     Provision for uncollectible accounts...............              2,378,702         2,053,229            2,715,193
     Interest on deferred financing costs...............                228,936           423,092              561,408
     Amortization of goodwill and other assets..........              3,542,579         3,794,757            3,376,354
     (Gain) loss on disposition of assets...............                 25,043           (19,968)             309,844
     Deferred income taxes..............................                    599         7,189,431            5,457,969
     Changes in operating assets and liabilities, net of
       acquisition activity:
       Accounts and income tax receivable...............              2,240,257        (4,685,001)           7,661,122
       Inventory........................................             18,870,223         8,887,297            1,209,141
       Prepaid expenses.................................              2,027,666         4,163,384             (426,623)
       Accounts payable and accrued expenses............            (14,222,269)        1,772,489              869,845
       Other liabilities................................             (1,032,590)         (472,835)          (1,032,447)
                                                               -----------------    --------------       --------------
Net cash provided by operating activities...............             22,109,362        38,623,168           45,035,932

INVESTING ACTIVITIES
Purchase of property and equipment......................             (9,885,390)       (8,217,973)          (6,476,957)
Proceeds from disposal of property and equipment........              2,136,899           276,641              123,811
Purchase price of Ertl, net of cash.....................            (92,996,967)                -                    -
Increase in other non-current assets....................             (1,507,729)         (279,657)            (118,973)
                                                               -----------------    --------------       --------------
Net cash used in investing activities...................           (102,253,187)       (8,220,989)          (6,472,119)

FINANCING ACTIVITIES
Issuance of stock.......................................                539,738             1,560               12,460
Proceeds from bank term loans...........................            115,000,000                 -                    -
Payment on bank term loans..............................            (22,000,000)      (18,000,000)         (35,000,000)
Net borrowings (payments) on line of credit.............             (4,000,000)       (8,000,000)                   -
Proceeds from exercise of warrants......................              1,782,043                 -                    -
Payment of deferred financing costs.....................             (1,558,089)                -                    -
Purchase of stock to be held in treasury................             (3,596,727)       (3,991,338)            (321,400)
Proceeds from reissuance of treasury stock..............                      -                 -               67,500
                                                               ----------------     -------------        -------------
Net cash (used in) provided by financing activities.....             86,166,965       (29,989,778)         (35,241,440)
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                       -           (96,148)             605,635
                                                               ----------------     --------------       -------------
     Net increase in cash and cash equivalents..........              6,023,140           316,253            3,928,008
   Cash and cash equivalents, beginning of year.........              6,242,149        12,265,289           12,581,542
                                                               ----------------     -------------        -------------
   Cash and cash equivalents, end of year...............        $    12,265,289      $ 12,581,542         $ 16,509,550
                                                               ================     =============        =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for interest during the period.............        $     7,150,393      $ 12,602,079         $  6,311,736
   Cash paid for taxes during the period................        $     3,707,704      $  1,877,427         $  4,205,191
   Cash refund received for taxes.......................        $        56,925      $  5,421,869         $  6,979,767

              The accompanying notes are an integral part of these
                            consolidated statements.

                  RACING CHAMPIONS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001


1.   DESCRIPTION OF BUSINESS

Founded in 1989, Racing Champions Corporation ("RCC") and Subsidiaries, Racing Champions Inc. ("RCI"), Racing Champions Ertl, Inc. ("RCE"), Racing Champions Limited ("RCL"), Racing Champions International Limited ("RCIL"), Racing Champions Worldwide Limited ("RCWL") and Racing Champions South, Inc. ("RCS") (collectively "the Company") is a leading producer and marketer of collectibles and toys. The Company sells American Muscle die-cast vehicle replicas, NASCAR and NHRA die-cast racing replicas, officially licensed die-cast replicas of automobiles, trucks, agricultural and construction equipment and powered-recreational and sport vehicles, plastic preschool products, AMT model kits, Press Pass sports trading cards and NASCAR souvenirs and apparel. The Company has license agreements with major U.S. automotive and equipment manufacturers and many of the major motorsports sanctioning bodies, sponsors, team owners and their drivers, as well as entertainment and media companies for their well-known characters and properties. The Company sells its products primarily in North America, Europe and Asia Pacific. RCL, based in Hong Kong and China, oversees the production of the Company's products. RCIL, based in the United Kingdom, sells the Company's products in Europe and Asia Pacific. Sales of the Company's products are seasonal with net sales and profitability peaking in the third quarter due to holiday season buying patterns.

2.   RECAPITALIZATION AND ACQUISITIONS

RECAPITALIZATION

Purchase price in excess of the book value of the net assets acquired in connection with the Company's recapitalization ("Recapitalization") in 1996 of $88.7 million, which is deductible for tax purposes, has been recorded as goodwill and through December 31, 2001, was being amortized on a straight-line basis over a 40 year period.

RACING CHAMPIONS CORPORATION AND WHEELS SPORTS GROUP, INC.

On June 12, 1998, a subsidiary of the Company merged with Wheels Sports Group, Inc. ("Wheels"), subsequently renamed Racing Champions South, Inc. The merger was effected by exchanging 2.7 million shares of the Company's common stock for all of the common stock of Wheels. Each share of Wheels was exchanged for 0.51 shares of the Company's common stock. In addition, outstanding Wheels' warrants and stock options were converted at the same exchange ratio into warrants and options to purchase the Company's common stock. The merger has been accounted for as a pooling-of-interests.

RACING CHAMPIONS CORPORATION AND THE ERTL COMPANY, INC.

On April 13, 1999, the Company purchased all of the outstanding shares of The Ertl Company, Inc. (subsequently renamed Racing Champions Ertl, Inc.) and certain of its affiliates ("Ertl") for approximately $94.6 million. This transaction has been accounted for under the purchase method of accounting and accordingly, the operating results of Ertl have been included in the Company's consolidated financial statements since the date of acquisition. The purchase was funded with a draw-down on the Company's credit facility (Note 7). The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $31.1 million was being amortized on a straight-line basis over 40 years through December 31, 2001.

The following unaudited pro forma consolidated results of operations for the year ended December 31, 1998 and 1999 assumes that the Ertl acquisition occurred as of January 1, 1998 and 1999 (amounts in thousands, except per share data):

                                           DECEMBER 31, 1998   DECEMBER 31, 1999
                                           -----------------   -----------------

Net sales................................        $   329,175   $     266,340
Income (loss) before extraordinary item..              8,872          (3,471)
Net income (loss)........................              7,090          (3,471)
Earnings (loss) per share:
  Basic..................................        $      0.44   $       (0.21)
  Diluted................................        $      0.43               -

Pro forma data does not purport to be indicative of the results that would have been obtained had this acquisition actually occurred at the beginning of the periods presented and is not intended to be a projection of future results.

3. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The financial statements consolidate the accounts of RCC and its wholly owned subsidiaries. All intercompany items and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION/TRANSACTIONS

Foreign subsidiary assets and liabilities are reported in the local currency and translated at the rates of exchange at the balance sheet date while income statement accounts are translated at the average exchange rates in effect during the period. Exchange gains and losses resulting from translations for the years ended December 31, 1999, 2000 and 2001 have been recorded as a component of accumulated other comprehensive (loss) income in stockholders' equity. The net exchange losses resulting from transactions in foreign currencies for the years ended December 31, 2000 and 2001 were $0.5 and $0.2 million, respectively, and are included in the accompanying consolidated statements of income. Exchange gains and losses resulting from transactions in foreign currencies for 1999 were insignificant.

REVENUE RECOGNITION

The Company recognizes revenue based upon transfer of title of product to customers. The Company provides for estimated credit and other concessions at the time the sale is recorded.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. For the years ended December 31, 1999, 2000 and 2001, shipping and handling costs were $3.4 million, $4.4 million and $4.8 million, respectively.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Such investments are stated at cost, which approximates fair value.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

During the first quarter of 2001, the Company recorded an adjustment of approximately $613,000 to reduce the Company's estimate of its pension funding liability based on a recent actuarial valuation. This adjustment is included in selling, general and administrative expenses in the consolidated statement of operations. This adjustment resulted in income after taxes of approximately $356,000.

INVENTORY

Inventory consists of finished goods and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method, and market represents the lower of replacement cost or estimated net realizable value.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for financial statement purposes at rates adequate to depreciate the cost of applicable assets over their expected useful lives. Accelerated methods are used for income tax purposes. Repairs and maintenance are charged to expense as incurred. Gains or losses resulting from sales or retirements are recorded as incurred, at which time related costs and accumulated depreciation are removed from the accounts. The estimated useful lives used in computing depreciation for financial statement purposes are as follows:

Asset Descriptions                                       Estimated Useful Life
------------------                                       ---------------------
Buildings and improvements                                     2-40 years
Tooling                                                        3-8 years
Other equipment                                                2-13 years
                                                               ==========

GOODWILL

Purchase price in excess of identifiable net assets acquired (goodwill) was being amortized over 40 years on a straight-line basis through December 31, 2001. Approximately $88.7 million of this goodwill is tax deductible over 15 years. Amortization expense relating to goodwill for the years ended December 31, 1999, 2000 and 2001 was approximately $3.4 million, $3.7 million and $3.4 million, respectively. Accumulated amortization was $13.2 million and $16.6 million at December 31, 2000 and 2001, respectively. The Company reviews goodwill for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. To date, no such events or changes in circumstances have occurred.

OTHER ASSETS

Other assets at December 31, 2000 consist primarily of refundable deposits for leased equipment and deferred financing fees. Other assets at December 31, 2001 consist of intangible pension asset, refundable deposits for leased equipment and deferred financing fees. These deferred financing fees are being amortized over the term of the debt agreement on a straight-line basis. Interest expense related to the deferred financing fees for the years ended December 31, 1999, 2000 and 2001 was approximately, $0.2 million, $0.4 million and $0.6 million, respectively. Accumulated amortization was $0.6 million and $1.2 million at December 31, 2000 and 2001, respectively.

CONCENTRATION OF CREDIT RISK

Concentration of credit risk is limited to trade accounts receivable and is subject to the financial conditions of certain major customers. There were two customers accounting for approximately 11.5% and 11.1% of net sales for the year ended December 31, 1999, two customers accounting for approximately 11.8% and 13.8% of net sales for the year ended December 31, 2000 and two customers accounting for approximately 15.6% and 14.6% of net sales for the year ended December 31, 2001. Additionally, one customer accounted for approximately 25.2% and 35.1% of accounts receivable at December 31, 2000 and December 31, 2001, respectively. The Company does not require collateral or other security to support customers' receivables. The Company conducts periodic reviews of its customers' financial conditions and vendor payment practices to minimize collection risks on trade accounts receivable. The Company has purchased credit insurance which covers a portion of its receivables from major customers.

SUPPLIER CONCENTRATION

The Company's purchases in 1999 from two of its dedicated suppliers, Sharp Success and Win Yield, were 11.7% and 10.4%, respectively, of its total product purchases. The Company's purchases in 2000 from two of its dedicated suppliers, Sharp Success and Win Yield, were 21.1% and 15.4%, respectively, of its total product purchases. The Company's purchases in 2001 from three of its dedicated suppliers, Sharp Success, Win Yield, and Sunrise, were 22.5%, 15.0%, and 11.3%, respectively, of its total product purchases. There were no other suppliers accounting for more than 10.0% of total product purchases during the years ended December 31, 1999, 2000 or 2001.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate fair value because of the short-term nature of the items.

DERIVATIVE INSTRUMENTS

The Company accounts for its interest rate collar under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under SFAS No. 133, the Company has recorded its interest rate collar on the consolidated balance sheet at its fair value. Changes in fair value are recorded in interest expense in the consolidated statement of operations.

ADVERTISING

The Company expenses the production costs of advertising the first time the advertising takes place except for certain direct-response advertising, which is capitalized and amortized over its expected period of future benefits. At December 31, 2000 and 2001, no direct-response advertising was included in prepaid expenses. Direct-response advertising relating to prior prepaid expenses that were expensed for the years ended December 31, 1999, 2000 and 2001 was approximately $1.8 million, $0 and $0, respectively.

INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred income taxes are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the measurement date, between the estimated fair value of the Company's stock and the exercise price of options to purchase that stock. The compensation expense is amortized on a straight-line basis over the vesting period of the options. To date, no compensation expense has been recorded related to stock-based compensation agreements with employees.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with SFAS No. 123, which establishes a fair value based method of accounting for stock-based compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award, which is calculated using an option pricing model, and is recognized over the service period, which is usually the vesting period. Approximately $23,000 has been recorded as compensation expense for stock-based compensation agreements with non-employees for each year ended December 31, 1999, 2000 and 2001.

NET INCOME PER SHARE

The Company computes net income per share in accordance with SFAS No. 128, "Earnings Per Share." Under the provisions of SFAS No. 128, basic net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. The following table discloses the components of earnings per share as set forth in SFAS No. 128: (amounts in thousands, except per share data):

                                                                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                                                      ------------------------------------
                                                                                    WEIGHTED                PER
                                                                NET                 AVERAGE                SHARE
                                                               INCOME                SHARES                AMOUNT
                                                          -----------------     -----------------     -----------------
Basic net income per share:
Net income............................................           $535                16,249                $0.03

Plus effect of dilutive securities:
   Stock options and warrants.........................        -                         339               -
                                                          -----------------     -----------------     -----------------

Diluted net income per share:
Net income plus assumed conversions.....................         $535                16,588                $0.03
                                                          =================     =================     =================


Options and warrants to purchase 749,104 shares of common stock at prices ranging from $9.84 to $16.18 per share were outstanding during 1999 but were not included in the computation of diluted earnings per share because the options' and warrants' exercise prices were greater than the average market price of the common shares.

                                                                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                                                      ------------------------------------
                                                                                    WEIGHTED                PER
                                                                NET                 AVERAGE                SHARE
                                                               INCOME                SHARES                AMOUNT
                                                          -----------------     -----------------     -----------------
Basic net income per share:
Net income............................................         $5,890                14,827                $0.40

Plus effect of dilutive securities:
   Stock options and warrants.........................        -                         258               -
                                                          -----------------     -----------------     -----------------

Diluted net income per share:
Net income plus assumed conversions.....................       $5,890                15,085                $0.39
                                                          =================     =================     =================


Options and warrants to purchase 877,374 shares of common stock at prices ranging from $5.00 to $15.00 per share were outstanding during 2000 but were not included in the computation of diluted earnings per share because the options' and warrants' exercise prices were greater than the average market price of the common shares.

                                                                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                                                      ------------------------------------
                                                                                    WEIGHTED                PER
                                                                NET                 AVERAGE                SHARE
                                                               INCOME                SHARES                AMOUNT
                                                          -----------------     -----------------     -----------------
Basic net income per share:
Net income............................................        $15,123                14,663                $1.03

Plus effect of dilutive securities:
   Stock options and warrants.........................              -                   496                    -
                                                          -----------------     -----------------     -----------------

Diluted net income per share:
Net income plus assumed conversions.....................      $15,123                15,159                $1.00
                                                          =================     =================     =================


Options and warrants to purchase 1,259,504 shares of common stock at prices ranging from $7.94 to $16.77 per share were outstanding during 2001 but were not included in the computation of diluted earnings per share because the options' and warrants' exercise prices were greater than the average market price of the common shares.

RECENT ACCOUNTING PRONOUNCEMENTS

On June 30, 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" ("Statement No. 141"). Under Statement No. 141, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting. Use of the pooling-of-interests method will be prohibited. Additionally, Statement No. 141 requires that certain intangible assets be recognized as assets apart from goodwill if they meet one of two criteria: (1) the contractual-legal criterion or (2) the separability criterion. Statement No. 141 is effective for all business combinations initiated after June 30, 2001.

On June 30, 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement No. 142"). Under Statement No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. The Company will adopt Statement No. 142 as of January 1, 2002. As of December 31, 2001, goodwill, net of accumulated amortization, is approximately $120.3 million and related amortization expense for the years ended December 31, 1999, 2000 and 2001 was approximately $3.4 million, $3.7 million and $3.4 million, respectively. The Company has not yet determined the impact that Statement No. 142 will have on the Company's financial condition or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement
No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement No. 144"), which supercedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of segments of a business. Statement No. 144 creates a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Statement No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reporting in continuing operations or in discontinued operations. The provisions of Statement No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company has not yet determined the impact that Statement No. 144 will have on the Company's financial condition or results of operations.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

4.  RESTRUCTURING AND OTHER CHARGES

In the second quarter of 1999, the Company recorded restructuring and other charges of $6.4 million. These charges relate to the Company's alignment of operations, product lines and direct marketing efforts with the consolidation plans for those same areas at RCE. Approximately $2.2 million of the charges relate to the re-focusing of the direct mail programs, $4.0 million relate to the reduction and consolidation of product lines and the remaining $0.2 million relate to operational consolidation, including severance and relocation costs. For the year ended December 31, 1999, all of the charges related to direct mail were expended, approximately $3.7 million of the reduction and consolidation of product lines were expended and approximately $0.1 million of the charges related to severance and relocation were expended. The remainder of these charges was expended in the first quarter of 2000.

5.  BUSINESS SEGMENT

The Company has no separately reportable segments in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." Under the enterprise wide disclosure requirements of SFAS 131, the Company reports net sales by each group of product lines and by distribution channel. Amounts for the years ended December 31, 1999, 2000 and 2001 are as shown in the tables below.

                                                                             YEAR ENDED DECEMBER 31,
                                                                             -----------------------
(amounts in thousands)                                          1999                  2000                  2001
                                                           ----------------     -----------------     -----------------
Automotive, High Performance and
   Racing Vehicle Replicas.........................              $130,987           $  95,040           $  79,189
Agricultural, Construction and Outdoor
   Sports Vehicle Replicas.........................                54,029              68,189              62,295
Pre-Teen Vehicles and Role Play
   Activity Toys...................................                16,961              30,320              32,195
Sports Trading Cards and Racing Apparel and Souvenirs              25,603              16,816              24,960
Collectible Figures................................                 3,780               4,441               4,609
                                                           ----------------     -----------------     -----------------
Net sales..........................................              $231,360            $214,806            $203,248

Mass retail........................................              $100,549           $  88,441           $  82,925
OEM Dealers........................................                29,753              36,699              35,674
Specialty and Hobby Wholesalers
   and Retailers...................................                62,364              52,559              49,125
Corporate Promotional..............................                25,135              28,961              25,012
Direct to Consumer.................................                13,559               8,146              10,512
                                                           ----------------     -----------------     -----------------
Net sales..........................................              $231,360            $214,806            $203,248

Information by geographic area for the years ended December 31, 1999, 2000 and 2001 is set forth in the table below.

(amounts in thousands)                                                            DECEMBER 31,
                                                           ------------------------------------------------------------
                                                                1999                  2000                  2001
                                                           ----------------     -----------------     -----------------
Net sales:
    United States........................................    $   213,417          $   194,831           $   187,317
    Foreign..............................................         21,986               21,238                17,133
    Sales and transfers between geographic areas.........         (4,043)              (1,263)               (1,202)
                                                           ----------------     -----------------     -----------------
Combined total...........................................    $   231,360          $   214,806           $   203,248

Operating income:
     United States.......................................    $     6,284          $    19,758           $    28,306
     Foreign.............................................          2,688                3,289                 4,232
                                                           ----------------     -----------------     -----------------
Combined total...........................................    $     8,972          $    23,047           $    32,538

Identifiable assets:
     United States.......................................    $   248,049          $   223,838           $   204,514
     Foreign.............................................         28,233               28,069                31,009
                                                           ----------------     -----------------     -----------------
Combined total...........................................    $   276,282          $   251,907           $   235,523

6.  INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:

        (amounts in thousands)                                             YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------------------
                                                               1999                  2000                  2001
                                                         -----------------     -----------------     -----------------
        Pretax income:
          United States..............................     $      263            $    8,745            $   21,743
          Foreign....................................          1,164                 2,265                 4,048
                                                         -----------------     -----------------     -----------------
                                                          $    1,427            $   11,010            $   25,791
                                                         =================     =================     =================


The significant components of income tax expense are as follows:

        (amounts in thousands)                                             YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------------------
                                                               1999                  2000                  2001
                                                         -----------------     -----------------     -----------------
        Current
           Federal....................................    $         -           $        -            $    3,366
           State......................................              -                    -                   590
           Foreign....................................            293                  610                 1,254
                                                         -----------------     -----------------     -----------------
                                                                  293                  610                 5,210
        Deferred
           Federal....................................            493                3,946                 4,776
           State......................................            106                  564                   682
           Foreign....................................              -                    -                     -
                                                         -----------------     -----------------     -----------------
                                                                  599                4,510                 5,458
                                                         -----------------     -----------------     -----------------
                      Income tax expense..............    $       892           $    5,120            $   10,668
                                                         =================     =================     =================

A reconciliation of the statutory Federal tax rate and actual effective income tax rate is as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------------------------
                                                                   1999                  2000                  2001
                                                             -----------------     -----------------     -----------------
    Statutory rate.....................................           34.0%                35.0%                  35.0%
    State taxes, net of federal benefit................            4.8                  5.1                    4.9
    Foreign............................................           (7.1)                 3.4                   (0.9)
    Other--primarily non-deductible goodwill............           30.8                 3.0                    2.4
                                                             -----------------     -----------------     -----------------
    Effective rate.....................................           62.5%                46.5%                  41.4%
                                                             =================     =================     =================

The significant components of deferred tax assets and liabilities are as follows:

           (amounts in thousands)                                                           DECEMBER 31,
                                                                               ---------------------------------------
                                                                                     2000                  2001
                                                                               -----------------     -----------------
           Deferred tax assets
              Bad debt reserve.............................................      $     1,039          $     1,000
              Inventory reserve............................................            1,343                3,081
              Sales allowance reserve......................................            3,545                2,360
              Net operating loss...........................................            3,444                    -
              Other........................................................            2,634                1,741
                                                                               -----------------     -----------------
                 Total deferred tax assets.................................           12,005                8,182

           Deferred tax liabilities
              Intangible assets............................................           (5,710)              (6,558)
              Property and equipment.......................................           (3,978)              (4,718)
              Other........................................................             (574)                (620)
                                                                               -----------------     -----------------
                  Total deferred tax liabilities...........................          (10,262)             (11,896)
                                                                               -----------------     -----------------
           Net deferred tax (liability) asset..............................     $      1,743          $    (3,714)
                                                                               =================     =================

7.  DEBT

The Company entered into a credit agreement on April 13, 1999, amended on August 31, 2000, which provides for a revolving loan, term loan, and the issuance of letters of credit. The revolving loan allows the Company to borrow up to $15.0 million prior to April 1, 2003, based upon the Company's levels of inventory and accounts receivables. At December 31, 2001, based on the Company's borrowing base calculation, the Company had the ability to borrow $15.0 million. At December 31, 2001, the Company had no amounts outstanding on the revolving loan. The term loan, in the principal amount of $62.0 million at December 31, 2001, is due in scheduled quarterly payments of $4.0 million with a final balloon payment on April 1, 2003. All borrowings under the credit facility are secured by substantially all of the assets of the Company.

The term loan and the revolving loan bear interest, at the Company's option, at an alternate base rate plus a margin that varies between 0.15% and 1.75% or at a LIBOR rate plus a margin that varies between 0.90% and 3.50%. The applicable margin is based on the Company's ratio of consolidated debt to consolidated EBITDA. At December 31, 2001 the margin in effect was 0.50% for base rate loans and 1.75% for LIBOR loans. The credit agreement also requires the Company to pay a commitment fee determined by the ratio of consolidated debt to consolidated EBITDA. At December 31, 2001, the commitment fee was 0.25% per annum on the average daily unused portion of the revolving loan. During 2001, the Company paid $59,888 in commitment fees.

Under the terms of the Company's credit agreement, the Company is required to comply with certain financial and non-financial covenants. Among other restrictions, the Company is restricted from paying dividends, repurchasing stock, incurring additional debt and entering into an acquisition, sale or merger transaction. The key financial covenants include leverage ratio, minimum EBITDA and maximum capital expenditures. As of December 31, 2001, the Company was in compliance with the covenants in the credit agreement.

The Company's credit agreement also requires that the Company maintain an interest rate protection agreement. Effective June 3, 1999, the Company entered into an interest rate collar transaction covering $35.0 million of its debt, with a cap based on 30 day LIBOR rates of 8.0% and floor of 5.09%. The agreement, which has quarterly settlement dates, is in effect through June 3, 2002. During 2001, the Company paid $0.2 million on the agreement, which is included in interest expense on the accompanying consolidated statements of income. During 1999 and 2000, the effect of this agreement was insignificant.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." As a result of the adoption of this statement, the Company recorded a one-time transition adjustment of approximately $85,000, in the consolidated statement of operations. Additionally, charges of approximately $457,000 were recorded in interest expense related to the decline in fair value of the interest rate collar during the year ended December 31, 2001. The fair value of the interest rate collar at December 31, 2001 of approximately $542,000 is included in the liability section of the consolidated balance sheet.

The Company's Hong Kong subsidiary entered into a credit agreement with a bank that provides for a line of credit of up to $2.0 million. Amounts borrowed under this line of credit bear interest at the bank's prime rate or prevailing funding cost, whichever is higher, and are cross-guaranteed by RCI, RCE and RCL. As of December 31, 2000 and 2001 there were no outstanding borrowings under this line of credit.

The Company's United Kingdom subsidiary has a line of credit with its bankers for $0.6 million. The line of credit bears interest at 1.00% over the bank's base rate, and is subject to a letter of guarantee given by Racing Champions Corporation for $0.8 million. At December 31, 2001 and 2000 respectively the Company had no amounts outstanding on the line of credit.

During 1999, warrants valued at $1.6 million issued in conjunction with a subsidiary's 1997 debt agreement were exercised.

Long-term debt consists of the following: (amounts in thousands)

                                                                                      DECEMBER 31,
                                                                      --------------------------------------
                                                                              2000                  2001
                                                                      -----------------     -----------------
     Term loan payable to banks, bearing interest at
     3.83% as of December 31, 2001, with quarterly
     principal payments of $4,000
     and final balloon payment due April 1, 2003...................      $     97,000        $       62,000

     Less -- current maturities....................................            14,000                16,000
                                                                        -----------------   -----------------
                                                                         $     83,000        $       46,000
                                                                        =================   =================

8.  COMMITMENTS AND CONTINGENCIES

Rental expense for office and warehouse space and equipment under cancelable and noncancelable operating leases amounted to approximately $3.2 million, $2.7 million and $2.5 million for the years ended December 31, 1999, 2000 and 2001 respectively. Commitments for future minimum lease payments with terms extending beyond one year at December 31, 2001, for noncancelable operating leases are as follows: (amounts in thousands)

2002...................................         $2,049
2003...................................          1,517
2004...................................            929
2005...................................            397
2006...................................            239
Thereafter.............................            603
                                              --------
        Total..........................         $5,734
                                              ========

The Company markets virtually all of its products under licenses from other parties. These licenses are generally limited in scope and duration and authorize the sale of specific licensed products on a nonexclusive basis. The Company has approximately 600 licenses with various vehicle and equipment manufacturers, race team owners, drivers, sponsors, agents and entertainment and media companies, generally for terms of 1 to 3 years. Many of the licenses include minimum guaranteed royalty payments that the Company must pay whether or not they meet specified sales targets. The Company believes it either achieved its minimum guarantees or has accrued for the costs related to these guarantees for the year 2001. During 2000, the Company recorded a $2.5 million charge related to minimum guaranteed royalty payments from NASCAR-related license agreements that exceeded royalties earned on product sales. Royalty costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

9.  LEGAL PROCEEDINGS

The Company has settled the securities class action lawsuit originally filed in 2000 in the U.S. District Court for the Northern District of Illinois, Eastern Division under the caption MARKET STREET SECURITIES, INC., ET AL. V. RACING CHAMPIONS CORPORATION, ET AL. Pursuant to the settlement, the Company made a $1.8 million payment, which was covered by insurance. The Company incurred legal expenses of approximately $1.0 million in connection with this lawsuit that were not covered by insurance.

In August 1999, a purported class action lawsuit was filed against the Company in the U.S. District Court for the Southern District of California, in a case entitled DUMAS, ET AL. V. RACING CHAMPIONS CORPORATION. The complaint alleges that the defendants have violated RICO and the California Unfair Competition Law by selling packs of sports trading cards containing random assortments of cards of varying values. This lawsuit has been dismissed by the trial court and currently is on appeal to the Ninth Circuit Court of Appeals. The appeal was consolidated with appeals of seven virtually identical lawsuits filed by other putative plaintiffs' classes. The Company disputes this claim and intends to vigorously defend its position, although no assurances can be given as to the outcome of this matter.

A purported class action lawsuit was filed on August 21, 2000, in California state court against Racing Champions South, Inc. and several other defendants in a case entitled CHASET V. THE UPPER DECK COMPANY, ET AL. The lawsuit purports to include a proposed class of all U.S. residents who purchased sports cards manufactured, licensed, marketed, sold or distributed by any defendant within a time period of up to four years. The complaint alleges that the defendants have violated the California unfair trade practices and consumer protection laws by selling packs of sports trading cards containing random assortments of varying values. The plaintiffs seek actual damages, attorneys' fees, pre- and post-judgment interest, exemplary damages, and injunctive relief. In May 2001, the defendants' motion for summary judgment was denied. In September 2001, the California Supreme Court denied permission to the defendants to appeal the denial of their motion for summary judgment. The plaintiffs' motion for class certification is currently pending with the trial court. The Company disputes these claims and intends to vigorously defend its position, although no assurance can be given as to the outcome of this matter.

The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or the results of the Company's operations.

10.  CAPITAL STOCK

There are currently outstanding public warrants to purchase 255,838 shares of the Company's common stock at an exercise price of $13.88 per share. The public warrants may be redeemed by the Company under certain terms and conditions at a price of $0.05 per warrant. In addition, there are outstanding underwriter warrants to purchase an aggregate of 45,900 shares of the Company's common stock at an exercise price of $16.77 per share and underwriter warrants to purchase warrants to purchase an aggregate of 11,705 shares of the Company's common stock at $13.88 per share. No holder of any of the outstanding warrants has voting or other rights as a stockholder of the Company. All of the warrants expire in April 2002. The Company assigned $739,126 to the value of all stock warrants issued.

11.  STOCK REPURCHASE PROGRAM

On September 1, 1999, the Company announced that its board of directors had authorized stock repurchases by the Company for a term of one year and up to an aggregate amount of $10.0 million. At December 31, 1999, the Company had repurchased 775,500 shares of its outstanding common stock for approximately $3.6 million. During 2000, the Company repurchased 1,007,600 shares of its outstanding common stock for approximately $4.0 million.

On July 24, 2001, the Company announced that its board of directors had authorized stock repurchases by the Company for a term of one year and up to an aggregate amount of $5.0 million. The Company's bank lenders have consented to the stock repurchases through May 10, 2002. As of December 31, 2001 the Company had repurchased 75,000 shares for approximately $321,000 under this authorization.

12.  STOCK OPTION PLAN

The Company has an employee stock option plan for its key employees. The employee stock option plan is administered by the Board of Directors. The Company has reserved 415,041 shares of common stock for issuance under the plan. On April 30, 1996 and June 1, 1996, the Company granted 311,281 and 20,752 options, respectively, to purchase shares of common stock at an exercise price equal to fair market value as determined by the Board of Directors in connection with the Recapitalization. These options vest in equal installments over a five-year period. The options will expire on the earlier of the tenth anniversary of the date of grant or 30 days after the date of termination of the employees' employment with the Company.

The Company maintains a stock incentive plan, under which the Board of Directors may grant options to purchase up to 1,500,000 shares of common stock to executives or key employees of the Company at an exercise price equal to fair value. Part of the options which have been granted vested immediately and the rest vest over a five-year period. These options expire on the tenth anniversary of the date of grant or 90 days after the date of termination of the employees' employment with the Company.

The Company also maintains an omnibus stock plan, under which the Company has 400,000 shares of its common stock reserved for issuance. In 1997, 254,940 options to purchase shares of the Company's common stock were granted under this plan.

Stock option activity for the Company's stock option plans for the years ended December 31, 1999, 2000 and 2001, is as follows:

                                                                                        WEIGHTED-              SHARES
                                                                                         AVERAGE             AVAILABLE
                                                                                         EXERCISE            FOR FUTURE
                                          SHARES                   PRICE                  PRICE                GRANTS
                                      ----------------     ----------------------    -----------------    -----------------
Outstanding as of December 31, 1998.      866,732                                       $  7.71               448,105
------------------------------------- ---------------- --- ---------------------- -- ----------------- -- -----------------
1999
Granted.............................      354,250             $5.00 - $10.94            $  7.47
Exercised...........................      111,912             $0.13 - $11.57            $  4.82
Cancelled...........................      146,300             $0.13 - $14.00             $11.04
------------------------------------- ---------------- --- ---------------------- -- ----------------- -- -----------------

Outstanding as of December 31, 1999.      962,770                                       $  7.44             1,140,155
------------------------------------- ---------------- --- ---------------------- -- ----------------- -- -----------------
2000
Granted.............................      390,000             $ 1.41 - $1.56            $  1.49
Exercised...........................       12,000                      $0.13            $  0.13
Cancelled...........................       94,650             $5.00 - $14.00             $10.03
------------------------------------- ---------------- --- ---------------------- -- ----------------- -- -----------------

Outstanding as of December 31, 2000.    1,246,120                                       $  5.45               844,805
------------------------------------- ---------------- --- ---------------------- -- ----------------- -- -----------------
2001
Granted.............................      450,000                      $7.94            $  7.94
Exercised...........................        6,800             $ 1.41 - $5.00            $  1.83
Cancelled...........................       22,500             $1.41 - $14.00            $  3.60
Outstanding as of December 31, 2001.    1,666,820                                       $  6.17               417,305
------------------------------------- ---------------- --- ---------------------- -- ----------------- -- -----------------

Exercisable as of December 31, 1999.      359,559                                       $  8.09
------------------------------------- ---------------- --- ---------------------- -- ----------------- -- -----------------
Exercisable as of December 31, 2000.      474,195                                       $  7.30
------------------------------------- ---------------- --- ---------------------- -- ----------------- -- -----------------
Exercisable as of December 31, 2001.      694,906                                       $  6.42

The following table summarizes information about stock options outstanding at December 31, 2001:

                                                          OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                                ---------------------------------------------------------------------------------
                                   NUMBER          WEIGHTED AVERAGE        WEIGHTED            NUMBER             WEIGHTED
                                                      REMAINING            AVERAGE                                 AVERAGE
  RANGE OF EXERCISE PRICES       OUTSTANDING      CONTRACTUAL LIFE      EXERCISE PRICE      EXERCISABLE        EXERCISE PRICE
 --------------------------- ------------------ --------------------- -------------------------------------- --------------------
      $0.13 to $1.56             612,529                 7.0                $0.96             308,529               $0.44
      $5.00 to $12.00            868,506                 8.5                $8.17             210,536               $8.89
      $12.73 to $16.18           185,785                 5.0               $13.97             175,841              $13.97

Had compensation costs for the stock options issued been determined based on the fair value at their grant date consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:



(amounts in thousands, except per share data)
                                                                             YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------------
                                                                1999                  2000                  2001
                                                           ----------------     -----------------     -----------------
Net Income
     As reported.................................              $  535               $ 5,890               $ 15,123
     Pro forma...................................              $  407               $ 5,878               $ 14,624

Basic net income per share
     As reported.................................              $ 0.03               $  0.40               $   1.03
     Pro forma...................................              $ 0.03               $  0.40               $   1.00

Diluted net income per share
     As reported.................................              $ 0.03               $  0.39               $   1.00
     Pro forma...................................              $ 0.02               $  0.39               $   0.96


The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, no dividend yield, risk free rates of return from 4.69% to 5.74%, volatility factors of 79.93% to 87.76%, and expected life of 5 to 10 years. The weighted average fair value of options granted under the Company's stock option plan for the years ended December 31, 1999, 2000 and 2001 was $5.76, $1.26 and $6.91 per share, respectively.

The pro forma disclosure is not likely to be indicative of pro forma results that may be expected in future years because of the fact that options vest over several years, compensation expense is recognized as the options vest and additional awards may be granted.

13.  RELATED PARTY TRANSACTIONS

The Company purchased approximately $6.0 million, $7.7 million, and $9.0 million of product during 1999, 2000 and 2001, respectively from a company controlled by a relative of one of the Company's stockholders/directors.

The Company leased warehouse space from a party related to an officer/director of the Company. Rent expense for the years ended December 31, 1999 and 2000 was $95,640 and $7,970, respectively. This lease was terminated in February 2000.

The Company pays sales commissions to an external sales representative organization, of which one of the principals of this organization is a relative of an officer/director of the Company. For the years ended December 31, 1999, 2000 and 2001, commissions of $166,882, $144,662 and $26,113, respectively, were allocated to the related principal. In April 2001, the principal left the external sales representative organization.

14.  EMPLOYEE BENEFIT PLANS

The Company has a 401(k) savings plan. Employees meeting certain eligibility requirements, as defined, may contribute up to 15% of pre-tax gross wages, subject to certain restrictions. The Company makes matching contributions of 50% of the employees' contributions up to 5% of employee wages. For the years ended December 31, 1999, 2000 and 2001 the Company's contributions were approximately $0.2 million, $0.3 million and $0.2 million, respectively.

The Company also maintains a pension plan for hourly union employees. Benefits under this plan, are based on a stated amount for specified years of service as negotiated in the respective collective bargaining agreements. The Company's funding policy is to make contributions in amounts actuarially determined by an independent consulting actuary to fund the benefits to be provided.

Net periodic cost of the defined benefit plan included the following components:


(amounts in thousands)
                                                                               YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------
                                            NINE MONTHS ENDED                2000                  2001
                                            DECEMBER 31, 1999
                                         -------------------------      ----------------      ----------------
Benefits earned during the period
   (service cost).....................             $  85                     $  99                     $121
Interest cost on projected benefit
   obligation.........................               413                       555                      612
Expected return on plan assets........              (488)                     (706)                    (801)
Amortization of prior service cost....                                                                   19
Amortization of unrecognized gain.....                 -                        (6)                       -
                                         -------------------------      ----------------      ----------------
Net periodic pension costs............             $  10                     $ (58)                 $   (49)

The change in benefit obligation and plan assets and reconciliation of funded status are as follows: (amounts in thousands)

                                                         1999                 2000                  2001
                                                   -----------------     ---------------       ----------------
Change in projected benefit obligation during
  the period:
Projected benefit obligation, beginning of period      $  7,959              $ 7,274               $ 8,111
Service cost...................................              85                   99                   121
Interest cost..................................             413                  555                   612
Actuarial loss (gain)..........................            (927)                 525                   682
Benefits and noninvestment trust expenses paid.            (256)                (342)                 (376)
                                                   -----------------     ---------------       ----------------
Projected benefit obligation, end
   of period...................................        $  7,274              $ 8,111               $ 9,150

Change in plan assets during the period:
Plan assets at fair value, beginning
   of period...................................        $  6,919              $ 6,821               $ 8,118
Actual return on plan assets...................             122                  672                  (617)
Employer contributions.........................              37                  967                   476
Benefits and noninvestment expenses
   paid........................................            (256)                (342)                 (376)
                                                   -----------------     ---------------       ----------------
Plan assets at fair value, end of period.......        $  6,822              $ 8,118               $ 7,601

Reconciliation of accrued and total amount recognized:
Funded status of the plan......................        $   (453)             $     7               $(1,549)
Unrecognized prior service costs...............               -                    -                   228
Unrecognized net gain..........................            (561)                   4                 1,858
                                                   -----------------     ---------------       ----------------
Net amount recognized..........................        $ (1,014)             $    11               $   537


Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost...........................        $      -              $   11                $     -
Accrued benefit liability......................          (1,014)                  -                 (1,549)
Intangible asset...............................               -                   -                    228
Accumulated other comprehensive
   loss........................................               -                   -                  1,858
                                                   -----------------     ---------------       ----------------
Net amount recognized..........................        $ (1,014)             $   11                $   537

Supplement Noncash financing Activities:
   Unfunded Pension Obligation....................            -                   -                $ 2,085

Assumptions used for the year-end disclosure were as follows:

                                                         1999                  2000                  2001
                                                         ----                  ----                  ----
Discount rate................................            7.75%                7.25%                  7.00%
Expected return on plan assets...............            9.50%                9.50%                  9.50%
Mortality table..............................           71 GAT               83 GAM                 83 GAM

Assumptions used for the period expense were as follows:

                                             1999            2000        2001
                                             ----            ----        ----
Discount rate.......................         7.00%          7.75%        7.00%
Expected return on plan assets......         9.00%          9.50%        9.50%
Mortality table.....................        83 GAM         83 GAM       83 GAM

The assets of the defined benefit plan are primarily invested in listed stocks and bonds.

15.  SUBSEQUENT EVENTS

The Board of Directors of the Company has approved the filing of a Registration Statement with the Securities and Exchange Commission with regard to a public offering of the Company's common stock. Under the proposed public offering, the Company intends to sell to the public 1,500,000 shares of common stock and certain selling stockholders propose to sell to the public 3,000,000 shares of common stock. The Company intends to use the proceeds from the proposed public offering to repay outstanding debt and for general corporate purposes, including working capital.

Upon the closing of the proposed public offering, the Company plans to enter into a new credit facility to replace its existing credit facility. The Company expects that the new credit facility will be a three-year $50.0 million unsecured revolving loan that will bear interest at a LIBOR rate plus a margin that varies between 0.75% and 1.40%.

Upon the closing of the proposed public offering, the Company plans to change its name to Racing Champions Ertl Corporation by merging a wholly owned subsidiary with that name into the Company.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the offering are as follows:

                  ITEM                                        AMOUNT
                  ----                                        ------

SEC registration fee....................................... $   6,804
NASD filing fee............................................     7,895
Nasdaq National Market listing fee.........................    50,000
Printing expenses..........................................    95,000
Legal fees and expenses....................................    85,000
Accounting fees and expenses...............................    40,000
Miscellaneous expenses.....................................    25,001
                                                            ---------

              Total........................................ $ 309,700
                                                            =========
----------

     All of the above expenses will be paid by the Company.

     The amounts set forth above, except for the SEC, NASD and NASD fees, are in each case estimated.

Item 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Set forth below is a description of certain provisions of the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") of Racing Champions Corporation (the "Company"), the Amended and Restated By-Laws of the Company (the "By-Laws") and the Delaware General Corporation Law ("DGCL"). This description is qualified in its entirety by reference to the Certificate of Incorporation, the By-Laws and the DGCL.

     The Certificate of Incorporation provides that, to the full extent provided by law, a director will not be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of section 174 of the DGCL or (iv) with respect to any transaction from which the director derived an improper personal benefit.

     Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. With respect to actions by or in the right of the corporation as a derivative action, section 145 of the DGCL provides that a corporation may indemnify directors, officers and other persons as described above, except if such person has been adjudged to be liable to the corporation, unless the court in which such action or suit was brought determines in view of all of the circumstances of the case that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Article V of the By-Laws provides for the mandatory indemnification of directors, officers, employees or agents of the Company to the full extent permitted by the DGCL. The By-Laws also contain a nonexclusivity clause which provides in substance that the indemnification rights under the Amended and

Restated By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement with the Company, any By-Law or otherwise.

     The DGCL permits and Article V of the By-Laws authorizes the Company to purchase and maintain insurance on behalf of any director, officer, employee or agent of the Company against any liability asserted against or incurred by them in such capacity or arising out of their status as such whether or not the Company would have the power to indemnify such director, officer, employee or agent against such liability under the applicable provisions of the DGCL, the Certificate of Incorporation or the By-Laws.

     The general effect of the foregoing provisions is to reduce the circumstances in which an officer or director may be required to bear the economic burdens of the foregoing liabilities and expenses.

Item 16.          EXHIBITS.

     The following exhibits are filed as part of this Registration Statement.

     Exhibit
     Number                Description
     -------------         -----------

     1.1          Form of Underwriting Agreement.

     5            Opinion of Reinhart Boerner Van Deuren s.c.

     23.1         Consent of Arthur Andersen LLP.

     23.2         Consent of Ernst & Young LLP.

     23.3 Consent of Reinhart Boerner Van Deuren s.c. (included in its opinion filed as Exhibit 5 hereto).

     24 Power of Attorney (included as part of the signature page hereof).

Item 17. UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c) The undersigned registrant hereby undertakes that:

              (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

              (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glen Ellyn, State of Illinois on the 22nd day of February, 2002.


                                  RACING CHAMPIONS CORPORATION

                                  BY /s/ Robert E. Dods
                                    --------------------------------------------
                                         Robert E. Dods, Chief Executive Officer


                                POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Curtis W. Stoelting and Jody L. Taylor, and each of them individually, his true and lawful attorney-in-fact, with power to act with or without the other and with full power of substitution and resubstitution, in any and all capacities, to sign any or all amendments (including post-effective amendments or any abbreviated Registration Statement, and any amendments thereto, filed pursuant to Rule 462(b) under the Securities Act of 1933) to the Registration Statement and file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature                                     Title                                            Date
---------                                     -----                                            ----
/s/  Robert E. Dods                           Chairman of the Board, Chief                  February 22, 2002
------------------------------------
Robert E. Dods                                Executive Officer and Director
                                              (Principal Executive Officer)
/s/  Boyd L. Meyer                            Vice Chairman of the Board and                February 22, 2002
------------------------------------
Boyd L. Meyer                                 Director

/s/  Peter K.k. Chung                         Director                                      February 22, 2002
------------------------------------
Peter K.K. Chung

/s/  Avy H Stein                              Director                                      February 22, 2002
---------------------------
Avy H. Stein

/s/  Daniel M. Gill                           Director                                      February 22, 2002
------------------------------------
Daniel M. Gill

/s/  John S. Bakalar                          Director                                      February 22, 2002
------------------------------------
John S. Bakalar

/s/  John J. Vosicky                          Director                                      February 22, 2002
------------------------------------
John J. Vosicky

/s/  Curtis W. Stoelting                      Chief Operating Officer and                   February 22, 2002
------------------------------------
Curtis W. Stoelting                           Executive Vice President (Principal
                                              Financial Officer)
/s/  Jody L. Taylor                           Chief Financial Officer and                   February 22, 2002
------------------------------------
Jody L. Taylor                                Secretary (Principal Accounting
                                              Officer)